                                                 September 9, 2004 (Steel Mills)

                       ASSET PURCHASE AND SALE AGREEMENT

                                     BETWEEN

                            NORTH STAR STEEL COMPANY,

                          NORTH STAR RECYCLING COMPANY,

                          NORTH STAR STEEL TEXAS, INC.

                                       AND

                         NORTH STAR STEEL KENTUCKY, INC.

                                   (AS SELLER)

                                       AND

                            GERDAU AMERISTEEL US INC.

                                   (AS BUYER)

                         DATED AS OF SEPTEMBER 9, 2004

                                                 September 9, 2004 (Steel Mills)

                                TABLE OF CONTENTS

                                                                                  PAGE
ARTICLE I    DEFINITIONS .......................................................    1

ARTICLE II   SALE AND PURCHASE OF PURCHASED ASSETS; ASSUMPTION OF
             ASSUMED OBLIGATIONS ...............................................    9

       2.1   Purchased Assets ..................................................    9

       2.2   Procedures for Assets Not Transferable ............................   11

       2.3   Excluded Assets ...................................................   11

       2.4   Assumed Obligations ...............................................   13

       2.5   Excluded Obligations ..............................................   14

       2.6   Schedule Updates ..................................................   15

ARTICLE III  PURCHASE PRICE AND PAYMENT ........................................   15

       3.1   Payment of Purchase Price .........................................   15

       3.2   Purchase Price Adjustment .........................................   15

       3.3   Allocation of Purchase Price ......................................   17

ARTICLE IV   REPRESENTATIONS AND WARRANTIES OF THE SELLER ......................   17

       4.1   Existence, Good Standing, Residency ...............................   17

       4.2   Due Authorization .................................................   17

       4.3   Consents ..........................................................   18

       4.4   Absence of Conflicts ..............................................   18

       4.5   Financial Statements; Interim Reports .............................   19

       4.6   Title to Assets ...................................................   19

       4.7   Compliance with Laws; Permits .....................................   19

       4.8   Taxes .............................................................   20

       4.9   Litigation ........................................................   21

       4.10  Brokers ...........................................................   21

       4.11  Contracts .........................................................   21

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                                                 September 9, 2004 (Steel Mills)

       4.12  Employee Matters ..................................................  22

       4.13  Intellectual Property .............................................  23

       4.14  Environmental Matters .............................................  24

       4.15  Inventory .........................................................  25

       4.16  Purchased Assets Complete .........................................  25

       4.17  Recent Developments ...............................................  25

       4.18  Leased Real Property ..............................................  25

       4.19  Tangible Assets ...................................................  26

       4.20  Warranties ........................................................  26

       4.21  Solvency ..........................................................  26

       4.22  Disclosure ........................................................  27

       4.23  Accounts Receivable ...............................................  27

       4.24  Disclaimer ........................................................  27

ARTICLE V    REPRESENTATIONS AND WARRANTIES OF THE BUYER .......................  28

       5.1   Existence and Good Standing .......................................  28

       5.2   Due Authorization .................................................  28

       5.3   Consents ..........................................................  28

       5.4   Absence of Conflicts ..............................................  29

       5.5   Litigation ........................................................  29

       5.6   Brokers ...........................................................  29

       5.7   Sufficient Funds ..................................................  29

ARTICLE VI   COVENANTS OF THE SELLER ...........................................  29

       6.1   Conduct of Business ...............................................  29

       6.2   Negative Covenants Relating to Conduct of the Business ............  30

       6.3   Disclosure Schedules ..............................................  30

       6.4   Notice of Events ..................................................  31

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                                                 September 9, 2004 (Steel Mills)

       6.5   Payment of the Excluded Obligations ...............................   31

       6.6   Repurchase of Uncollected Accounts Receivable .....................   31

ARTICLE VII  COVENANTS OF THE BUYER AND THE SELLER .............................   32

       7.1   HSR Act Notification; Other Consents ..............................   32

       7.2   Access to Information, Inspections, Environmental Due Diligence ...   32

       7.3   Post-Closing Environmental Matters ................................   33

       7.4   Title Commitment and Survey .......................................   34

       7.5   Motor Vehicles ....................................................   34

       7.6   Tax Matters .......................................................   34

       7.7   Bulk Sales Compliance .............................................   35

       7.8   Confidentiality ...................................................   36

       7.9   Payments Received .................................................   37

       7.10  Satisfaction of Conditions ........................................   37

       7.11  Seller Loans ......................................................   37

       7.12  CDSOA Claims ......................................................   37

       7.13  Inventory Valuation Procedures ....................................   38

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER ..................   38

       8.1   Accuracy of Representations and Warranties ........................   39

       8.2   Compliance with Agreements and Covenants ..........................   39

       8.3   Hart-Scott-Rodino .................................................   39

       8.4   No Injunctions ....................................................   39

       8.5   Title Insurance ...................................................   39

       8.6   Deliveries ........................................................   39

       8.7   Guaranty of Cargill, Incorporated .................................   39

       8.8   Wire Facilities Acquisition .......................................   39

       8.9   Transition Services Agreement .....................................   39

                                                 September 9, 2004 (Steel Mills)

ARTICLE IX   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER .................   40

       9.1   Accuracy of Representations and Warranties ........................   40

       9.2   Compliance with Agreements and Covenants ..........................   40

       9.3   Hart-Scott-Rodino .................................................   40

       9.4   No Injunctions ....................................................   40

       9.5   Deliveries ........................................................   40

       9.6   Wire Facilities Acquisition .......................................   40

       9.7   Transition Services Agreement .....................................   40

ARTICLE X    EMPLOYEES AND BENEFIT PLANS .......................................   41

       10.1  Offer of Employment ...............................................   41

       10.2  Severance Benefits ................................................   41

       10.3  Vacation ..........................................................   42

       10.4  Salaries and Benefits .............................................   42

       10.5  No Transfer of Assets .............................................   44

       10.6  WARN Act Notification .............................................   44

       10.7  Employee Records ..................................................   44

       10.8  Union Recognition and Labor Contracts .............................   44

       10.9  General Employment Provisions .....................................   45

ARTICLE XI   CLOSING ...........................................................   45

       11.1  Closing ...........................................................   45

       11.2  Deliveries by the Seller ..........................................   45

       11.3  Deliveries by the Buyer ...........................................   47

       11.4  Prorations as of Closing Date; Closing Costs ......................   48

ARTICLE XII  TERMINATION .......................................................   49

       12.1  Termination .......................................................   49

       12.2  Effect of Termination .............................................   49

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                                                 September 9, 2004 (Steel Mills)

ARTICLE XIII INDEMNIFICATION ...................................................   50

       13.1  Survival; Remedy for Breach .......................................   50

       13.2  Indemnification by the Seller .....................................   50

       13.3  Indemnification by the Buyer ......................................   52

       13.4  Claims ............................................................   53

       13.5  Assumption of Defense .............................................   53

       13.6  Settlement or Compromise ..........................................   54

       13.7  Failure of Indemnifying Person to Act .............................   54

       13.8  Direct Claims .....................................................   55

       13.9  Exclusive Remedy/Limitations ......................................   55

       13.10 Maintenance of Privilege ..........................................   55

ARTICLE XIV  DISPUTE RESOLUTION ................................................   55

       14.1  Mutual Dispute Resolution .........................................   55

ARTICLE XV   MISCELLANEOUS .....................................................   56

       15.1  Disclosure Schedules ..............................................   56

       15.2  Expenses ..........................................................   56

       15.3  Amendment .........................................................   56

       15.4  Interpretation ....................................................   56

       15.5  Notices ...........................................................   56

       15.6  Waivers ...........................................................   57

       15.7  Successors and Assigns ............................................   58

       15.8  No Third Party Beneficiaries ......................................   58

       15.9  Publicity .........................................................   58

       15.10 Further Assurances ................................................   58

       15.11 Severability ......................................................   58

       15.12 Entire Understanding ..............................................   59

                                        V

                                                 September 9, 2004 (Steel Mills)

15.13  Applicable Law .........................................................    59

15.14  Submission to Jurisdiction .............................................    59

15.15  Waiver of Jury Trial ...................................................    59

15.16  Counterparts ...........................................................    59

15.17  Specific Performance ...................................................    59

15.18  Passage of Title and Risk of Loss ......................................    60

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                                                 September 9, 2004 (Steel Mills)

                                    EXHIBITS

Exhibit A          Assignment and Assumption Agreement

Exhibit B          Bill of Sale

Exhibit C          Special Warranty Deed

Exhibit D          Guaranty of Cargill, Incorporated

Exhibit E          Seller's Opinion of Counsel

Exhibit F          Buyer's Opinion of Counsel

                                                 September 9, 2004 (Steel Mills)

                                    SCHEDULES

Schedule 1.1       Knowledge of the Seller

Schedule 1.2       Knowledge of the Buyer

Schedule 1.3       Permitted Encumbrances

Schedule 2.1(a)    Tangible Assets

Schedule 2.1(b)    Data Processing Hardware and Software

Schedule 2.1(d)    Owned Real Property

Schedule 2.1(e)    Intellectual Property

Schedule 2.1(h)    Leased Property

Schedule 2.1(j)    Assigned Contracts

Schedule 3.2(a)    Statement of Working Capital

Schedule 4.3       Material Consents of the Seller

Schedule 4.5       Business Financial Statements

Schedule 4.6(a)    Exception to Title to Purchased Assets

Schedule 4.6(b)    Exceptions Regarding Leased Real Property

Schedule 4.7       Compliance with Laws

Schedule 4.8(c)    Tax Status of Purchased Assets

Schedule 4.9       Litigation of the Seller

Schedule 4.11(b)   Contracts Subject to Confidentiality Provisions

Schedule 4.11(d) Description of Seller Employee Retenton Agreements; Seller Guarantees

Schedule 4.12(b)   Affected Employees; Employment Litigation; Labor Contracts

Schedule 4.12(e)   Other Labor/Employment Matters

Schedule 4.13(a)   Exception to Transferred Intellectual Property

Schedule 4.13(b)   Adverse Intellectual Property Claims

Schedule 4.14      Environmental Matters

Schedule 4.15      Inventory Exceptions

Schedule 4.17      Recent Developments

Schedule 4.20      Warranties

Schedule 5.3       Material Consents of the Buyer

Schedule 5.5       Litigation of the Buyer

Schedule 7.4(c)    Title Issues to be Corrected by Seller

Schedule 7.12      CDSOA Certification by Seller

Schedule 7.13      Inventory Valuation Procedure

Schedule 10.4(h)   Outstanding Employee Loans

                        ASSET PURCHASE AND SALE AGREEMENT

      This ASSET PURCHASE AND SALE AGREEMENT is made as of the 9th day of September, 2004, by and between North Star Steel Company, a Minnesota corporation ("NSS"), North Star Recycling Company, a Michigan corporation ("NSRC"), North Star Steel Texas, Inc., a Delaware corporation ("NSST") and North Star Steel Kentucky, Inc., a Delaware Company ("NSSK"), (NSS, NSRC, NSST and NSSK hereinafter collectively referred to as the "Seller") and Gerdau Ameristeel US Inc., a Florida corporation ("Buyer").

                                   WITNESSETH:

      WHEREAS, the Buyer desires to purchase from the Seller and the Seller desires to sell to the Buyer substantially all of the assets constituting the Business (as defined below), and the Buyer is willing to assume certain obligations of the Business, all upon the terms and conditions hereinafter set forth.

      NOW, THEREFORE, in consideration of the foregoing and the mutual warranties, representations, covenants and agreements herein contained, the parties hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

      Certain capitalized terms used in this Agreement shall have the meanings set forth below.

      "Accounts Payable" shall mean all trade payables and accrued expenses of the Seller (including any intercompany payables) which in any case are payable as a result of goods sold to, or services provided for or to, the Seller exclusively as a part of the Business, including any Taxes payable, but excluding any accrued expenses for which the Seller retains the corresponding liability pursuant to the terms of this Agreement, and amounts due by the Seller to its Affiliates for short-term borrowings.

      "Accounts Receivable" shall mean all trade and non-trade receivables of the Seller (including any intercompany receivables) which in any case are payable as a result of goods sold or services provided by the Seller exclusively as a part of the Business, excluding any Tax refunds or credits.

      "Affected Employees" shall mean, as of any determination date, all employees of the Seller principally employed at the Business facilities located in St. Paul, MN, Duluth, MN, Calvert City, KY, Beaumont, TX, Des Moines, IA and Wilton, IA (including Persons on vacation, temporary layoff, approved leave of absence, sick leave, family medical leave under the Family and Medical Leave Act, or short-term disability leave; and excluding Persons on long-term disability leave under a long-term disability plan maintained by the Seller or any Affiliate of the Seller) as of such date, plus other employees of the Seller as mutually agreed by the parties in writing.

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                                                 September 9, 2004 (Steel Mills)

      "Affiliate" shall mean, with respect to any specified Person, any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person. Without limiting the generality of the foregoing, a Person shall be deemed to "own" another Person if it owns, directly or indirectly, more than 50% of the capital stock or other equity interest of such other Person generally entitled to vote, without regard to specified contingencies, for the election of directors or equivalent governing body of such other Person.

      "Agreement" shall mean this Asset Purchase and Sale Agreement, including all exhibits and schedules hereto, as it may be amended, supplemented or modified from time to time in accordance with its terms.

      "Ancillary Agreements" shall mean the Assignment and Assumption Agreements, the Transition Services Agreement, the Conveyance Documents and all other documents to be delivered pursuant to the terms of this Agreement or the terms of any of the aforementioned agreements.

      "Assigned Contracts" has the meaning set forth in Section 2.1(j).

      "Assignment and Assumption Agreements" shall mean the Assignment and Assumption Agreements executed by the Seller and the Buyer on the Closing Date, substantially in the form of Exhibit A.

      "Assumed Obligations" has the meaning set forth in Section 2.4.

      "Baseline Working Capital Amount" shall mean an amount equal to $159,830,209.27, which is the amount of the Working Capital of the Business as of April 30, 2004 as more particularly calculated on Schedule 3.2(a).

      "Bill of Sale" shall mean the Bill of Sale to be executed and delivered by the Seller on the Closing Date, substantially in the form of Exhibit B.

      "Bonds" shall mean the Orange County Navigation and Port District Industrial Development Corporation Revenue Refunding Bonds (North Star Steel Texas, Inc. Project) Series 1996 issued to finance certain assets of NSST.

      "Books and Records" has the meaning set forth in Section 2.1(i).

      "Business" shall mean the Seller's steel products business as presently conducted by the Seller at its facilities in St. Paul and Duluth, Minnesota, Beaumont, Texas, Calvert City, Kentucky, Des Moines and Wilton, Iowa.

      "Business Day" shall mean any day of the year other than (a) any Saturday or Sunday; or (b) any other day on which banks located in New York, New York are generally closed for business.

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                                                 September 9, 2004 (Steel Mills)

      "Business Financial Statements" shall mean the two unaudited balance sheets of the Business as of April 30, 2004 and the related statements of earnings for the eleven-month period ending April 30, 2004 that are contained in
Schedule 4.5.

      "Buyer" has the meaning set forth in the Preamble hereto.

      "Buyer Group" has the meaning set forth in Section 13.2.

      "Cash" shall mean all cash, certificates of deposit, bank accounts and other cash equivalents, together with all accrued but unpaid interest thereon.

      "CDSOA" shall mean the Continued Dumping and Subsidy Offset Act of 2000.

      "Closing" shall mean the consummation of the transactions contemplated herein in accordance with Article XI.

      "Closing Date" shall mean the date on which the Closing actually takes place.

      "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, and the regulations promulgated thereunder.

      "Code" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

      "Confidentiality Agreement" shall mean the Confidentiality Agreement dated as of February 10, 2004 between the Buyer and the Seller.

      "Consent" has the meaning set forth in Section 4.3.

      "Contract" shall mean any contract, lease, easement, license, sales order, purchase order, supply agreement, or any other agreement, commitment or understanding whether oral or written, other than Permits or any Employee Plan.

      "Conveyance Documents" has the meaning set forth in Section 11.2(a).

      "Direct Claim" has the meaning set forth in Section 13.8.

      "Dollars" or numbers preceded by the symbol "$" shall mean amounts in United States Dollars.

      "Effective Time" shall mean 11:59 p.m., Central Time, on the day before the Closing Date.

      "Employee Plan" shall mean any "employee benefit plan" within the meaning of Section 3(3) of ERISA, all specified fringe benefits as defined in Section 6039D of the Code, and all other retirement, savings, disability, salary continuation, medical, dental, health, life insurance (including, without limitation, any individual life insurance policy under which any Affected Employee is the named insured and as to which the Seller or their ERISA Affiliates makes premium payments, whether or not the Seller

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                                                 September 9, 2004 (Steel Mills)

is the owner, beneficiary or both of such policy), death benefit, group insurance, post-retirement insurance, profit-sharing, deferred compensation, stock option, educational assistance, stock purchase, bonus, incentive, vacation pay, severance, or other employee benefit or fringe benefit plan, trust, arrangement, contract, policy, understanding or commitment, (whether qualified or nonqualified, currently effective or terminated, written or oral), which is intended to provide or does in fact provide benefits to any or all Affected Employees or other individuals who are currently or were formerly employed in the Business to which the Seller or the Seller's Affiliates have any obligation or liability, contingent or otherwise (whether or not the Seller still maintains such plan, trust, arrangement, contract, agreement, policy or commitment).

      "Employee Records" has the meaning set forth in Section 10.7.

      "Encumbrance" shall mean any charge, claim, community or other marital property, interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, judgment, attachment, right of way, easement, encroachment, servitude, right of first option, right of first refusal, or similar restriction.

      "Environmental Claims" shall mean any written notice to the Seller by a person or entity alleging any potential material liability of the Seller (including potential material liability for investigatory costs or government response costs) arising out of, based on, or resulting from (i) the presence, or release into the Environment, of any Hazardous Substance at any Real Estate, or
(ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

      "Environmental Laws" shall mean all federal, state, local and foreign laws, duties and regulations (including common law) relating to pollution, compensation for damage or injury caused by pollution or protection of human health and the Environment; provided however, that Environmental Laws shall not include the Federal Occupational Safety & Health Act, regulations promulgated thereunder or any analogous state or local law or regulation.

      ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

      "ERISA Affiliate" means the Seller and all other trades or businesses, whether or not incorporated, which together with the Seller would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code.

      "Excluded Assets" has the meaning set forth in Section 2.3.

      "Excluded Businesses" shall mean all the businesses performed by the Seller and its Affiliates, except for the Business.

                                                 September 9, 2004 (Steel Mills)

      "Excluded Obligations" has the meaning set forth in Section 2.5.

      "Final Purchase Price" has the meaning set forth in Section 3.2(c).

      "Final Statement" has the meaning set forth in Section 3.2(b).

      "GAAP" shall mean generally accepted accounting principles in the U.S. applied in a consistent manner throughout the periods specified.

      "Governmental Authority" shall mean the government of the United States, or any other foreign country or any state, provincial, local or other political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

      "Hazardous Material" shall mean any substance, material or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde and polychlorinated biphenyls, including but not limited to any substance, material or waste which is regulated as a hazardous substance by the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

      "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

      "Indemnified Person" shall mean the Person or Persons entitled to, or claiming a right to, indemnification under Article XIII.

      "Indemnifying Person" shall mean the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under Article XIII.

      "Independent Accounting Firm" has the meaning set forth in Section 3.2(b).

      "Intellectual Property" shall mean intellectual property of every kind and nature, including, without limitation, all inventions, information, data, samples, specifications, plans, schematics, drawings, blue prints, compositions, processes, designs, know-how, and process technology, including confidential information and trade secrets (whether or not patentable or reduced to practice), confidential or proprietary technical and business information, computer software, domain names and all United States and foreign patents and petty patents (including continuations, continuations-in-part, divisions, reissues, re-examinations, extensions and renewals thereof) and patent applications, registered and unregistered trade names, brand names, trademarks, service names and service marks, logos and designs (and applications for registration of the same) and all goodwill symbolized thereby or associated therewith, and

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                                                 September 9, 2004 (Steel Mills)

copyrights and copyright registrations (and applications for the same) relating thereto, and all extensions or renewals thereof, United States and foreign registrations and applications to register copyrights, technical manuals and documentation made or used in connection with any of the foregoing.

      "Interim Balance Sheet" shall mean the unaudited balance sheet of the Business as of April 30, 2004 and contained as part of the Business Financial Statements.

      "Inventory" has the meaning set forth in Section 2.1 (c).

      "Knowledge" shall mean, with respect to any party, the actual knowledge of the party's officers, directors and other employees listed on Schedules 1.1 or 1.2.

      "Labor Contracts" means the contracts between the Seller and any labor union or association representing any Affected Employee which are listed on
Schedule 4.12(b).

      "Landfill Excluded Liability" has the meaning set forth in Section 2.5(f).

      "Landfill Management Obligations" means the obligations to perform periodic monitoring and ongoing maintenance of the St. Paul Landfills in accordance with Hazardous Waste Post Closure Permit No. MND041775008, issued in 2001, and MPCA Solid Waste Disposal Permit No. SW-276, issued in 1993.

      "Law" shall mean, any law, statute, code, regulation, ordinance, or rule enacted or promulgated by any Governmental Authority.

      "Leased Real Property" has the meaning set forth in Section 4.6(b).

      "Litigation" has the meaning set forth in Section 4.9.

      "Loss" or "Losses" shall mean any and all damages, losses, actions, proceedings, causes of action, liabilities, claims, encumbrances, penalties, assessments, judgments, costs and expenses including, without limitation, removal or remediation costs, sales credits, court costs and reasonable attorneys' fees, fees of experts or consultants, but shall not include consequential, indirect, special, exemplary, punitive or incidental damages of any kind.

      "Material Adverse Effect" shall mean any event, circumstance, change or effect that has a material and adverse effect on the operational or financial condition of the Business, taken as a whole, but specifically excluding an effect resulting from (a) general, financial, economic or industry conditions also affecting other similarly situated Persons; or (b) business changes due to the announcement of an impending sale of the Business to the Buyer.

      "Material Contract" means a Contract relating to the Business (i) the term of which extends beyond the one-year anniversary of this Agreement, and obligates the Seller or the Business to future

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                                                 September 9, 2004 (Steel Mills)

expenditures of $250,000 or more or that entitles the Seller or the Business to future receipts of $1,000,000 or more, or (ii) the lack of which would have a Material Adverse Effect; provided however, that "Material Contract" shall not include (y) a Contract that may be terminated by the Seller upon no more than sixty (60) days notice at any time to the other parties or (z) any purchase order issued by the Seller to a supplier, purchase order issued to the Seller by a customer, or customer pricing letter or other written or verbal understanding between the Seller or any of its customers.

      "Multiemployer Plan" shall have the meaning set forth in Section 3(37) of ERISA.

      "Owned Real Property" shall mean all of the real property owned in fee by the Seller that is listed on Schedule 2.1(d).

      "Permits" shall mean permits, tariffs, authorizations, licenses, certificates, variances, interim permits and approvals, issued or required by any Governmental Authority which are necessary for the Seller to engage in the Business as currently conducted.

      "Permitted Encumbrances" shall mean (a) mechanics', carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business, which are being contested in good faith by appropriate proceedings or which have not yet become due and payable, and which in either case, if they are material either individually or in the aggregate, are reflected on the Interim Balance Sheet; (b) liens for Taxes, assessments and other governmental charges which are not due and payable or which may hereafter be paid without penalty or which are being contested in good faith by appropriate proceedings, and which in either case, if they are material either individually or in the aggregate, are reflected on the Interim Balance Sheet; and (c) other ordinary imperfections of title or encumbrances, if any, which ordinary imperfections of title or other encumbrances do not have a Material Adverse Effect on the Business as presently conducted, taken as a whole; including but not limited to those items listed on
Schedule 1.3.

      "Person" shall mean any individual, corporation, business trust, proprietorship, firm, partnership, limited partnership, limited liability partnership, limited liability company, trust, association (whether incorporated or not), joint ventures, Governmental Authority or other entity.

      "Purchase Price" has the meaning set forth in Section 3.1.

      "Purchased Assets" has the meaning set forth in Section 2.1.

      "Real Property" shall mean the Owned Real Property and the Leased Real Property.

      "Seller" has the meaning set forth in the Preamble hereto.

      "Seller's Basket" has the meaning set forth in Section 13.2(b).

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                                                 September 9, 2004 (Steel Mills)

      "Seller's Cap" has the meaning set forth in Section 13.2(b).

      "Seller Group" has the meaning set forth in Section 13.3(a).

      "Severance Period" has the meaning set forth in Section 10.2.

      "Special Warranty Deed" shall mean the Special Warranty Deed to be executed by the Seller, substantially in the form of Exhibit C.

      "St. Paul Landfills" means the "fluff" landfills and the flue dust landfills currently located on the Owned Real Property located in St. Paul, Minnesota.

      "Statement of Working Capital" has the meaning set forth in Section
3.2(a).

      "Tangible Assets" has the meaning set forth in Section 2.1(a).

      "Tax" (and, with correlative meaning, "Taxes" and "Taxable") shall mean any federal, state, provincial, county, local or foreign taxes, charges, fees, duties (including customs duties), levies or other assessments or impositions, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, alternative, add-on minimum, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, license, payroll, environmental, capital stock, disability, severance, employee's income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties, fines or additions to tax attributable thereto or associated therewith, and shall include any transferee or successor liability in respect of Taxes (whether by contract or otherwise).

      "Tax Return" shall mean any report, return, report, statement, notice, form, declaration, claim for refund or other document or information filed, submitted to, or required to be supplied to a Governmental Authority in connection with the determination, assessment, collection or payment of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

      "Third Party" shall mean a Person other than the Buyer, the Seller, or their respective Affiliates.

      "Third Party Claim" shall mean any claim, action, suit or proceeding made or brought by a Third Party.

      "Title Company" has the meaning set forth in Section 7.3(a).

      "Transferred Employee" has the meaning set forth in Section 10.1.

      "Transferred Intellectual Property" has the meaning set forth in Section 2.1(e).

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                                                 September 9, 2004 (Steel Mills)

      "Transition Services Agreement" shall mean the Transition Services Agreement among the Buyer and the Seller, to be entered into at Closing.

      "Uncollected Accounts Receivable" shall mean the Accounts Receivable or portions thereof which are not collected by the Buyer, payable in cash or other forms of payment (e.g. note, securities), within one hundred twenty (120) days subsequent to the Closing Date.

      "U.S." shall mean United States of America.

      "VEBA" has the meaning set forth in Section 10.4(g).

      "Wire Facilities Acquisition" shall mean the purchase by Buyer of the wire manufacturing operations of Cargill, Incorporated located at Memphis, TN, and Carrollton, Dallas, and Beaumont, TX, which transaction shall be consummated simultaneously with the Closing.

      "Wire Facilities Purchase Agreement" shall mean the Asset Purchase and Sale Agreement between the Buyer and Cargill, Incorporated pertaining to the Wire Facilities Acquisition.

      "Working Capital" has the meaning set forth in Section 3.2(a).

                                   ARTICLE II

                     SALE AND PURCHASE OF PURCHASED ASSETS;

                       ASSUMPTION OF ASSUMED OBLIGATIONS

      2.1 Purchased Assets. Subject to and upon the terms and conditions set forth in this Agreement, on the Closing Date, but effective as of the Effective Time, the Seller shall sell, assign, convey, transfer and deliver to the Buyer, and the Buyer shall purchase, acquire and take assignment and delivery from the Seller of all of the right, title and interest of the Seller in and to the following assets, properties and rights as the same may exist at the Effective Time (excluding the Excluded Assets):

            (a) Tangible Assets. All tangible personal property of every kind and description that is used in the operation of the Business, including, without limitation, all buildings, structures, improvements, plants, facilities, fixtures, machinery, equipment, fixed assets, furniture, tools, automobiles, trucks, loaders and other vehicles, maintenance equipment and materials and all other tangible personal property of every kind and description including, without limitation, the tangible personal property set forth on Schedule 2.1(a) and any replacements thereof acquired prior to the Effective Time (collectively, the "Tangible Assets");

            (b) Data Processing Hardware and Software. All data processing hardware and software that is used exclusively in the operation of the Business, including those items listed on Schedule 2.1(b);

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                                                 September 9, 2004 (Steel Mills)

            (c) Inventory. All supplies, materials, raw materials, work-in-progress, semi-finished goods, finished goods, stores, goods in transit, spare parts, packaging materials, and other consumables used in the operation of the Business including, without limitation, packaging, spare parts and equipment warehoused and consigned inventories owned by Seller and inventories covered by purchase orders or held by distributors as of the Effective Time, (collectively, the "Inventory");

            (d) Owned Real Property. Except to the extent set forth in Schedules
1.3 and 4.6(a), the Owned Real Property listed on Schedule 2.1(d), including all appurtenant easements thereunto, and all buildings, structures, improvements, plants, facilities, and fixtures located thereon;

            (e) Intellectual Property. All Intellectual Property owned by the Seller and used exclusively in the Business ("Transferred Intellectual Property"), including the Intellectual Property listed on Schedule 2.1(e), and all goodwill, if any, relating to the Business;

            (f) Other Current Assets. All Accounts Receivable and other assets listed on the Interim Balance Sheet (subject to adjustment pursuant to Section
3.2 below), prepaid expenses, credits, deposits, letters of credit supporting or in lieu of deposits, claims, prepayments, refunds, rebates, warranties, chooses-in-action, accounts, rights to payment, existing and future instruments, chattel paper, documents of title, commodity contracts, and other similar items relating exclusively to or associated with the operation of the Business, except for distributions of antidumping and countervailing duties on rebar and wire rod payable or to become payable to Seller by Customs and Border Protection for its fiscal year 2004 (October 1, 2003-September 30, 2004) pursuant to the CDSOA;

            (g) Permits. All Permits and permit applications pertaining to the Business that are legally capable of being transferred;

            (h) Leased Real Property. All of the Seller's right, title and interest in and to the Leased Real Property listed on Schedule 2.1(h) to the extent legally capable of being transferred;

            (i) Books and Records. Copies or originals of all records related exclusively to the Business which are normally located on the Business premises, including specifications, service records, plans and designs of fixtures and equipment, machinery, engineering drawings, and testing records, Customer lists and files, Supplier records, production records, customer orders, quality control analysis, sales and warranty records, operating guides and manuals, Employee Records, financial and accounting records, studies, reports, correspondence and other similar documents and records; and

            (j) Assigned Contracts. To the extent assignable, all Contracts for the purchase, sale or lease by the Seller, of Inventory, Tangible Assets, Intellectual Property, data processing hardware or software or other goods, materials and/or services and all other Contracts, which relate exclusively to the

                                                 September 9, 2004 (Steel Mills)

Business and to which the Seller is a party including but not limited to those which are listed on Schedule 2.1(j) (collectively, the "Assigned Contracts").

      All of the foregoing assets described in this Section 2.1, are referred to herein collectively as the "Purchased Assets".

      2.2 Procedures for Assets Not Transferable. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Contract or any claim or right or any benefit or obligation thereunder or resulting therefrom if an assignment thereof, without the Consent of a Third Party, would constitute a breach or violation thereof and if consent to such assignment is not obtained on or prior to the Closing Date. If any Contracts or Permits included within the Purchased Assets are not assignable or transferable to the Buyer without the Consent of any Governmental Authority or Third Party, and such Consent has not been obtained prior to the Closing Date and the Closing occurs, this Agreement and the Assignment and Assumption Agreements shall not constitute an assignment or transfer thereof unless and until such Consent is obtained. In such case, the Seller shall use commercially reasonable efforts to obtain such Consent as soon as possible after the Closing Date; provided, however, that the Seller shall not be required to incur out-of-pocket expenses in connection therewith and the Buyer shall cooperate with the Seller in that endeavor. The Seller shall use commercially reasonable efforts to provide the Buyer the benefit of any such Contract or Permit and to enforce, at the request of the Buyer and for the account of the Buyer, any rights of the Seller arising from any such Contract or Permit, including the right to elect to terminate in accordance with the terms thereof upon the advice of the Buyer (to the extent legally permissible) and shall cooperate in any commercially reasonable and lawful arrangement designed to provide such benefits to the Buyer. The costs of any such efforts in providing such benefits shall be for the Buyer's account and in no event shall the Seller's obligations to provide the benefit of any such Contract or Permit extend beyond the ninetieth
(90th) day following the Closing Date.

      2.3 Excluded Assets. The Seller shall not sell to the Buyer, and the Buyer shall not purchase any assets of the Seller other than the Purchased Assets pursuant to this Agreement (the "Excluded Assets"), including the assets described in Sections 2.3(a) through 2.3(m) below:

            (a) Cash. All cash and marketable securities;

            (b) Employee Plans and Assets. All Employee Plans of the Seller and all assets of any Seller Employee Plans, except the VEBA;

            (c) Insurance Policies. All insurance policies maintained by the Seller, and all rights to receive payment thereunder and any prepaid premiums;

            (d) Records. Employee medical records and other personnel records expressly described in the last sentence of Section 10.7, corporate accounting, legal files and other privileged

                                                 September 9, 2004 (Steel Mills)

documents, records which relate to the Excluded Assets, Tax Returns (including all related schedules, records, files and other documents and all other records required by applicable Law to be maintained to support such Tax Returns), strategy studies, corporate internal communication and information received from third parties on a confidential basis that such third parties have not consented to disclose to the Buyer;

            (e) Non-Transferable Contracts and Permits. The rights of the Seller under legally non-transferable Contracts or Permits applicable to the Business;

            (f) Excluded Business. Except as otherwise expressly assigned to the Buyer, all assets used primarily in the Excluded Businesses;

            (g) Hedge Positions. The rights of the Seller under any hedge or swap position relating to the Business;

            (h) Certain Computer Software and Hardware. All rights of the Seller in the following: "Xpedio" software; "Cargill Steel Direct" Extranet software; the operating system software, 3rd party software, and the hardware hosting the IMS sales system software; Cargill Global Office software; JD Edwards Accounting system software; "TIBCO" integration software; Fixed Asset Accounting software; Cargill Benefits HRIC software; Lotus Notes Client licenses; the Brio Enterprise Server license and Brio Insight licenses for the Data Warehouse; the NSS shared servers hosting the E-Invoicing and E-Certs software; Oracle database software on NSS shared servers licensed by Seller; and certain hardware (including routers) with respect to the listed software;

            (i) Rights in Litigation. All rights of the Seller in or resulting from the Litigation described in Schedule 4.9 or 4.12(b) or any other Litigation brought by the Seller or pending or threatened against the Seller as of the Closing Date, except for the Quiet Title Action described in Section 7.4(c);

            (j) Derivative Contracts. Any derivative or hedging Contracts relating to the Business;

            (k) CDSOA Payments. Any distributions payable or to become payable to Seller by Customs and Border Protection under the CDSOA for Customs' fiscal year 2004 (October 1, 2003-September 30, 2004);

            (l) Names and Trademarks. All rights, title and interest of the Seller in the use of the name Cargill or North Star Steel or any registered or unregistered trademarks or service marks incorporating those names or applicable designs; provided however that (i) Seller (or any of them) may not sell, transfer, assign, license or sublicense North Star Steel to any party who is not an Affiliate of Seller and (ii) in the event that Seller ceases to use said mark in commerce for a period in excess of five

                                                 September 9, 2004 (Steel Mills)

(5) years, then Seller shall transfer, assign and set over unto Buyer or its Affiliate, on an AS-IS basis and without representation or warranty, all of Seller's right, title and interest in and to said North Star Steel mark in exchange for the sum total of Ten dollars ($10.00);

            (m) Royalty Rights. All rights, title and interest of the Seller in that certain Acknowledgement of Royalty and License Rights effective as of April 1, 2003 with Tecnologos Desenvolvimento Technologico Ltda. and others relating to certain technology;

            (n) Stock. All rights, title and interest of the Seller in shares of capital stock in Huron Valley Steel Corporation and Metals USA Inc.; and

            (o) Land. All rights, title and interest of the Seller in a parcel of land located in Milton, Pennsylvania.

      2.4 Assumed Obligations. On the Closing Date but effective as of the Effective Time, the Buyer shall assume, and agree to discharge, the following obligations of the Seller (the "Assumed Obligations"):

            (a) Contract Obligations. The obligations of the Seller under the Assigned Contracts excluding liabilities for any breach of an Assigned Contract where the breach occurred prior to the Effective Time;

            (b) Transferred Employees. The obligations with respect to Transferred Employees first accruing after the Effective Time, together with those obligations with respect to Transferred Employees expressly assumed by Buyer pursuant to Article X;

            (c) Accounts Payable. All Accounts Payable attributable to the Business and held by the Seller as of the Effective Time;

            (d) Warranties and Refunds. All obligations and liabilities with respect to product returns and product warranty claims relating to the Business, whether relating to events or sales occurring prior to or after the Effective Time;

            (e) Sales and Use Tax Obligations. Sales and use tax obligations with respect to the Accounts Receivable and Accounts Payable if and to the extent that such obligations either (i) are reflected in the Interim Balance Sheet or (ii) have been incurred in the ordinary course of business between the date of the Interim Balance Sheet and the Effective Time and are reflected in the Purchase Price Adjustment pursuant to Section 3.2 below;

            (f) Landfill Management Obligations. The Landfill Management Obligations means the obligations to perform periodic monitoring and ongoing maintenance of the St. Paul Landfills in

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                                                 September 9, 2004 (Steel Mills)

accordance with Hazardous Waste Post Closure Permit No. MND041775008, issued in 2001, and MPCA Solid Waste Disposal Permit No. SW-276, issued in 1993;

            (g) Seller Loan Obligations. All of Seller's obligations under the contracts and documents relating to NSSK's Kentucky Economic Development Finance Authority loan in the original amount of $1,000,000 from the State of Kentucky and the Bonds; and

            (h) Other Liabilities. Except for the Excluded Obligations, all other liabilities and obligations of the Seller, known or unknown, to the extent they relate to the Seller's ownership of the Purchased Assets or to the operation of the Business before the Effective Time.

      2.5 Excluded Obligations. The following obligations shall be retained by the Seller or the other Persons liable for such obligations ("Excluded Obligations"):

            (a) Excluded Assets. The Seller shall retain any obligations of the Business that relate exclusively to the Excluded Assets;

            (b) Tax Liability. The Seller shall retain all Tax liabilities (i) arising, imposed or assessed in respect of the Seller's operation of the Business, its employment of the Affected Employees or its ownership of the Purchased Assets for periods ending on or before the Effective Time (including but not limited to Taxes on or measured by income, liabilities related to required withholding or payment of federal and state income Taxes and employee or employer Federal Insurance Contribution Act Taxes or employer share of Federal Unemployment Tax Act Taxes, or as a result of the transactions contemplated herein), but excluding sales and use tax assumed by the Buyer pursuant to Section 2.4(e) above, (ii) arising, imposed or assessed in respect of the Seller's operation of the Excluded Business, its employment of employees other than the Transferred Employees from and after the Effective Time, or its ownership of the Excluded Assets, or (iii) for which the Seller may be responsible pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of Law or as a transferee or successor;

            (c) Fees and Expenses. Fees and expenses incurred by the Seller or any Affiliate of the Seller in connection with the negotiation, execution, performance and delivery of this Agreement and the transactions contemplated hereby, including, without limitation, the fees and expenses of counsel, investment bankers, and brokers or finders fees;

            (d) Litigation. The litigation pending against the Seller as of the Effective Time;

            (e) Employees and the Seller Employee Plans. All obligations with respect to the employment of the Affected Employees by the Seller or its Affiliates prior to the Effective Time or the cessation of such employment prior to the Effective Time (including unfair labor practice charges, employment discrimination charges, wrongful termination claims, workers' compensation claims, and

                                                 September 9, 2004 (Steel Mills)

any employment-related tort claims); and any Seller Employee Plan or other benefit liabilities of the Seller or its Affiliates (except as provided in Article X); and

            (f) St. Paul Landfills. Additional remediation costs (other than Landfill Management Obligations) that must be spent to correct deficiencies at the St. Paul Landfills because of a requirement promulgated by the federal Environmental Protection Agency or the Minnesota Pollution Control Agency, together with all other Losses or costs attributable or resulting from the St. Paul Landfills (other than Landfill Management Obligations).

      2.6 Schedule Updates. To the extent Purchased Assets listed on any schedule referred to in this Article II are sold, transferred, or otherwise disposed of or terminated in the ordinary course of business prior to the Closing Date, and in accordance with Sections 6.1 and 6.2, such Purchased Assets shall be deemed to be deleted from such schedules and any replacement asset shall be deemed to be added to such schedules without any action on the part of the Seller.

                                   ARTICLE III

                           PURCHASE PRICE AND PAYMENT

      3.1 Payment of Purchase Price. On the Closing Date, in consideration for the sale, assignment, conveyance, transfer and delivery of the Purchased Assets to the Buyer, the Buyer shall assume the Assumed Obligations and shall pay to the Seller an aggregate amount equal to Two Hundred Forty Million Dollars ($240,000,000) (the "Purchase Price"), subject to adjustment as provided in
Section 3.2, by wire transfer of immediately available funds to such accounts of the Seller designated by the Seller in writing at least two (2) Business Days prior to the Closing Date.

      3.2 Purchase Price Adjustment.

            (a) As soon as practicable, but in no event later than sixty (60) days after the Closing Date, the Seller shall provide the Buyer with a statement of Working Capital (the "Statement of Working Capital") setting forth a true, correct and complete listing of each of the components making up Working Capital and setting forth in reasonable detail the calculation thereof. The Statement of Working Capital shall be based on a balance sheet of the Business as of the Effective Time prepared by the Seller in accordance with GAAP using the same methodology as was used to prepare the Business Financial Statements and consistent with past practices and the Baseline Working Capital Amount without regard to any effects of the transactions related to the Closing or any simultaneous or subsequent action; provided, however, that the determination of the Statement of Working Capital shall be subject to the terms of this Agreement, including but not limited to, the reimbursement of severance benefits by Buyer pursuant to Section 10.1 (a). The Buyer and its independent auditors and other representatives shall have the right to review and to verify the Statement of Working Capital when received (including reviewing such work

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                                                 September 9, 2004 (Steel Mills)

papers and other documents and information reasonably requested by the Buyer and interviewing those individuals who prepared the Statement of Working Capital on behalf of the Seller). For purposes of this Agreement, the term "Working Capital" consists of the following items relating to the Business as of the Effective Time: (i) Accounts Receivable net of reserves; plus (ii) Inventory (pre-LIFO); minus (iii) Accounts Payable; minus (iv) all other Current Liabilities assumed by the Buyer. The Working Capital of the Seller prepared as set forth in this Section 3.2(a) ("Baseline Working Capital Amount") is set forth on Schedule 3.2(a).

            (b) The Buyer shall have thirty (30) days following receipt by it of the Statement of Working Capital during which to dispute the Statement of Working Capital. The Buyer shall notify the Seller of any such dispute by delivering written notice to the Seller which shall specifically describe each line item of the Statement of Working Capital in dispute and the reasons therefore. If the Buyer fails to notify the Seller in writing of any such dispute within such thirty (30) day period, the Statement of Working Capital shall be final and binding on both the Buyer and the Seller and shall be the "Final Statement." If the Buyer timely notifies the Seller of any such dispute, and the Seller and the Buyer cannot resolve any such dispute within twenty (20) days after receipt by the Seller of such notice, such dispute shall be resolved by an independent accounting firm agreed to by the Seller and the Buyer (the accounting firm so engaged shall act as an expert and shall hereinafter be referred to as the "Independent Accounting Firm"). The Seller shall comply with any reasonable request for information made by the Independent Accounting Firm. The determination of the Independent Accounting Firm shall be made as promptly as practicable and in any event within forty-five (45) days after the submission of the dispute to the Independent Accounting Firm and shall be final and binding on both the Buyer and the Seller. Any expenses relating to engagement of the Independent Accounting Firm shall be shared equally by the Buyer and the Seller. In the event of a dispute, the Statement of Working Capital, as modified in writing by the Buyer and the Seller, or by the Independent Accounting Firm, shall be the "Final Statement."

            (c) If the Working Capital, as set forth in the Final Statement exceeds the Baseline Working Capital Amount, then the Purchase Price shall be increased by that excess, and the Buyer shall pay to the Seller an amount equal to the excess. If the Working Capital, as set forth in the Final Statement, is less than the Baseline Working Capital Amount, then the Purchase Price shall be decreased by such deficit, and the Seller shall pay to the Buyer an amount equal to the deficit. The Purchase Price as so adjusted is hereafter referred to as the "Final Purchase Price."

            (d) Any payments to be made by the Buyer or the Seller, as the case may be, pursuant to Section 3.2(c) shall be made by wire transfer in immediately available funds within five (5) Business Days after the date upon which the Statement of Working Capital becomes the Final Statement (either upon expiration of the thirty (30) day period referred to in Section 3.2(b) or resolution of any

                                                 September 9, 2004 (Steel Mills)

dispute with respect to the Statement of Working Capital), in an amount determined pursuant to Section 3.2(c), together with interest thereon from the Closing Date through the date such payment is made at the average prime lending rate for the thirty (30) day period prior to the date of such payment as announced by Citibank, N.A.

      3.3 Allocation of Purchase Price. Each of the Buyer and the Seller shall complete its allocation of the Purchase Price and the Assumed Obligations and shall file IRS Form 8594 with its applicable federal income tax return (or the federal income tax return of the consolidated group of which the party is a member) as required by Law. Each of the Seller and the Buyer shall provide the other with such assistance as is reasonably necessary to satisfy its reporting obligations under section 1060 of the Code, including as a result of adjustments to the Purchase Price under Section 3.2. If either the Buyer or the Seller receives a notice from a Governmental Authority disputing its allocation, the Party receiving the notice shall promptly notify the other parties and shall forward to the other party copies of all correspondence with the Governmental Authority in respect of the disputed allocation.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

      The Seller represents and warrants as of the date hereof and as of the Closing Date as follows:

      4.1 Existence, Good Standing, Residency. North Star Steel Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. North Star Recycling Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. North Star Steel Kentucky, Inc. and North Star Steel Texas, Inc. are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all requisite corporate power and authority to own, lease and operate the Purchased Assets and to conduct the Business as it is presently conducted and is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the Purchased Assets are owned, leased or operated by it or the nature of the operation of the Business requires the Seller to qualify to transact business as a foreign corporation, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.

      4.2 Due Authorization. The Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Seller and no other corporate actions or proceedings on

                                                 September 9, 2004 (Steel Mills)

the part of the Seller or its shareholders are necessary to authorize the execution, delivery and performance by the Seller of this Agreement and by the Seller of the Ancillary Agreements to which it is a party or the transactions contemplated hereby and thereby. The Seller has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Closing shall duly and validly execute and deliver) the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof (assuming due execution and delivery thereof by all other parties thereto) the Ancillary Agreements to which the Seller is a party shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect creditors' rights generally; or (b) principles of equity including legal or equitable limitations on the availability of specific remedies.

      4.3 Consents. Except as set forth on Schedule 4.3, no material consent, authorization, order or approval of, or filing or registration with, or notification to (collectively, a "Consent") any Person not a party to this Agreement or any Governmental Authority (other than in connection with Permits and the Leased Real Property) is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller, the consummation of the transactions contemplated hereby or thereby or the conduct of the Business after the Closing, in substantially the same manner presently conducted (assuming the Buyer needs no Consents other than those needed by the Seller), other than Consents of Third Parties required to transfer a Contract that is not a Material Contract or to transfer a Permit or a Contract constituting a lease of Real Property. For purposes of this Section 4.3, a Consent to the transfer of a Material Contract shall be deemed "required" only if the Contract affirmatively states that Consent is required.

      4.4 Absence of Conflicts. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements to which the Seller is a party, nor the consummation of the transactions contemplated hereby or thereby, will directly or indirectly (with or without notice or lapse of time) violate, conflict with or result in the breach of: (a) the charter, by-laws or other organizational documents of the Seller or any resolution adopted by the board of directors or shareholders of Seller; (b) any judgment, decree or order of any Governmental Authority to which the Seller is subject or by which the Seller is bound; (c) any requirements of Laws applicable to the Seller, the Business, or the Purchased Assets; (d) any Material Contracts to which the Seller is a party (assuming all Consents listed on Schedule 4.3 are obtained) or any Permits issued by any Governmental Authority; or will result in the imposition or creation of any Encumbrance upon or with respect to any of the Purchased Assets.

      4.5 Financial Statements; Interim Reports. Attached hereto as Schedule 4.5 are true, complete and correct copies of the Business Financial Statements. Except as noted on the Business

                                                 September 9, 2004 (Steel Mills)

Financial Statements related to the Texas facility, the Business Financial Statements have been prepared in accordance with GAAP, and fairly present in all material respects the financial position of the Business as of the dates thereof and the results of the operation for the periods covered thereby. Since April 30, 2004, there has been no adverse change to the financial condition, results of operations, business properties, assets or liabilities of the Business, which when taken as a whole, would result in a Material Adverse Effect.

      4.6   Title to Assets.

            (a) Except as set forth on Schedule 4.6(a) and other than Owned Real Property and the Leased Real Property, which are addressed in Section 4.6(b), the Seller has, and following the Closing the Buyer shall have, good, valid and marketable title to all of the Purchased Assets and valid leasehold interests in, or other rights to use, all of the Purchased Assets in each case, free and clear of all Encumbrances, other than Permitted Encumbrances.

            (b) Schedules 2.1(d) and 2.1(h) set forth a complete list of all Owned Real Property and a complete list of all real property leased by the Seller and used in the Business (the "Leased Real Property"). Except as set forth on Schedule 7.4(c), the Business has no facilities on any real estate other than the Owned Real Property or Leased Real Property. Except as set forth on Schedules 4.6(a), 4.6(b) and 7.4(c) and except for Permitted Encumbrances, the Seller has (i) good, valid and marketable fee title to the Owned Real Property; and (ii) valid leasehold interests in the Leased Real Property, in each case, free and clear of all Encumbrances. Except as set forth in Schedules 4.6(a) and 7.4(c), to the Seller's Knowledge there are no pending or threatened condemnation or eminent domain proceeding in respect of the Owned Real Property or the Leased Real Property.

      4.7 Compliance with Laws. Except as set forth on Schedules 4.7, 4.9, 4.12(b) or 4.14, the Seller has not received any written notices and no suits, actions or judgments are currently pending, or to the Knowledge of the Seller, threatened, concerning any unresolved violation or alleged violation by the Seller of any zoning, building, occupational, health and safety, or other applicable Law relating to the operation of the Business. Except as set forth in Schedules 4.7,4.9, 4.12(b) or 4.14, to the Knowledge of Seller, the Business and Purchased Assets are in material compliance with all Laws. All reports and returns required to be filed by the Seller with any Governmental Authority have been filed and were accurate and complete when filed, other than such reports or returns where the failure to file, or any inaccurate or incomplete filing, would not have a Material Adverse Effect. Without limiting the generality of the foregoing:

            (i) to the Knowledge of the Seller and except as set forth on Schedules 4.7, 4.9, 4.12(b) or 4.14, the operation of the Business as now conducted at each of the facilities does not

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                                                 September 9, 2004 (Steel Mills)

      constitute a nuisance that would give rise to reasonable grounds for a suit, action, claim or demand by any Person seeking compensation or damages or seeking to restrain, enjoin or otherwise prohibit the conduct of the Business at each such facility substantially in the manner in which it is now conducted; and

            (ii) the Seller has delivered to the Buyer copies of the following reports applicable to the Business for the past two (2) years: (A) all OSHA 200 and 300 reports of the Seller required under the Federal Occupational Safety and Health Act of 1970, as amended, and (B) all reports of Seller's joint committees on safety at each of Seller's locations which have union contracts. The deficiencies, if any, noted on the OSHA 200 and 300 reports have been corrected.

      4.8   Taxes.

            (a) All Tax Returns of the Seller that are required to have been filed through the date hereof have been properly prepared and duly filed. All Tax Returns and reports filed by the Seller are true, correct and complete. All Taxes shown to be due on such Tax Returns or otherwise required to be paid have been paid in full, other than Taxes that are being contested in good faith and Taxes that, if not paid when due, would not reasonably be expected to have a Material Adverse Effect, and would not result in any Encumbrance (other than a Permitted Encumbrance) on any Purchased Asset..

            (b) There are no Encumbrances for Taxes upon the Purchased Assets except for Permitted Encumbrances.

            (c) Except as set forth on Schedule 4.8(c), none of the Purchased Assets is property that is or will be required to be treated as being (i) owned by any Person other than the Seller pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect immediately prior to the Tax Reform Act of 1986, (ii) "tax-exempt use property" within the meaning of
Section 168(h)(1) of the Code, (iii) "tax-exempt bond finance property" within the meaning of Section 168(g) of the Code, or (iv) "limited use property" (as that term is used in Rev. Proc. 2001-28.

            (d) The Seller is not a "foreign person" within the meaning of
Section 1445 of the Code.

            (e) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

      4.9 Litigation. As of the date of this Agreement and except for those matters described on Schedules 4.6(b), 4.9 or 4.12(b), there is no legal, administrative or arbitration proceeding, suit, action,

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                                                 September 9, 2004 (Steel Mills)

order, judgment, investigation, writ, injunction, award, or decree in by or before any Governmental Authority ("Litigation") pending or, to the Knowledge of the Seller, threatened against the Seller relating to the operation of the Business or any of the Assumed Obligations. There is no Litigation that could reasonably be expected to (a) result in any injunction, restriction or prohibition on the transfer of any of the Purchased Assets; (b) prevent the Seller from fulfilling all of its obligations set out in this Agreement or arising under this Agreement or any Ancillary Agreement; or (c) reasonably be expected to result in a Material Adverse Effect. For purposes of this Section 4.9, the items listed on Schedule 4.14 are not deemed to be "Litigation".

      4.10 Brokers. Except for CIBC World Markets and Merrill Lynch & Co. Inc., the Seller has not used any broker or finder in connection with the transactions contemplated hereby, and neither the Buyer nor any of its Affiliates shall have any liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder's fee or other commission of any Person retained by the Seller in connection with any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

      4.11  Contracts.

            (a) To the Knowledge of Seller, all Material Contracts relating to the Business to which the Seller is a party as of the date of this Agreement are included on Schedule 2.1(j) and are specifically identified as such.

            (b) Each Material Contract is in full force and effect and is the valid and binding obligation of the Seller and to the Knowledge of the Seller, the other parties to it. Neither the Seller nor to the Knowledge of the Seller any other party to such Contract is in material breach of or in default under any Material Contract. Except for those Contracts which are subject to confidentiality obligations and which are identified on Schedule 4.11(b), the Seller has provided the Buyer with true, complete and correct copies of or access to all written Material Contracts and all extensions, amendments and schedules thereto and a written description of all Material Contracts that are not in writing.

            (c) As of the Effective Time Seller has not received notice from a Third Party of termination of any Material Contract that was in existence as of April 30, 2004.

            (d) To the Knowledge of Seller (i) except for the Seller Employee Plans, and the retention agreements described on Schedule 4.11(d), the Seller has no Contract with any director, officer or employee of the Seller or (except in the ordinary course of the Business) any other Affiliate of the Seller; (ii) the Seller has not affirmatively waived any right under any Material Contract;
(iii) the Seller is in substantial compliance with all purchase orders and sales orders to the extent it is obligated to perform under those orders; and (iv) except as disclosed in Schedule 4.11(d), Seller has not, expressly or by

                                                 September 9, 2004 (Steel Mills)

operation of Law, guaranteed the obligations of any Person that will become the obligations of the Buyer pursuant to this Agreement.

      4.12  Employee Matters.

            (a) Other than a Multiemployer Plan covering union employees at the St. Paul facility which Seller contributes to, no Employee Plan is a Multiemployer Plan or is subject to Title IV of ERISA or Section 412 of the Code. Other than the Multiemployer Plan at the St. Paul facility, neither the Seller nor any of the Seller's ERISA Affiliates has incurred any material liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA, or has maintained a plan subject to Section 412 of ERISA, for which any termination liability remains outstanding. With respect to the Multiemployer Plan at the St. Paul facility, neither the Seller nor any of the Seller's ERISA Affiliates has incurred any liability on account of a "partial withdrawal" or a "complete withdrawal" (within the meaning of Sections 4205 and 4203 of ERISA), and no such liability has been asserted.

            (b) Schedule 4.12(b) sets forth (i) a complete and correct list of all Affected Employees, together with each Affected Employee's name, title or job description and work location, (ii) a list of all employment related Litigation involving the Affected Employees, and (iii) a list of the Labor Contracts. The Seller has separately delivered to the Buyer a list of each Affected Employees annualized salary or hourly wage rate.

            (c) To the best knowledge of Sellers, each Employee Plan, which is intended to be qualified under section 401 (a) of the Code, is so qualified or, if such Employee Plan fails to be so qualified, can become qualified on a retroactive basis, or if Sellers become aware that any such Employer Plan fails to be so qualified prior to the rollover of any participant's accounts from such plan to any plan of the Buyer will notify Buyer of such failure.

            (d) The Purchased Assets are not now nor will they after the passage of time be subject to any Lien imposed under Code Section 412(n) by reason of the failure of the Seller or its ERISA Affiliates to make timely installments or other payments required by Code Section 412 with respect to any plan maintained by Seller or its ERISA Affiliates prior to the Closing Date.

            (e) To Seller's Knowledge and except as set forth in Schedules 4.12(b) and 4.12(e), and as otherwise provided in Article 10 hereof, (i) other than amounts which have not yet become payable in accordance with the Seller's customary practices, which will be paid in a timely manner (including payment subsequent to the Closing for all work performed through the Closing Date) and with regard to the Seller's Business, (a) the Seller has paid in full to the Affected Employees employed at the Business all wages, salaries, commissions, bonuses and other direct compensation for all services performed by

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                                                 September 9, 2004 (Steel Mills)

them through the Closing Date, and (b) the Seller has paid, or will pay in a timely manner, all severance pay, if any, and benefits, FICA, FUTA, and withholding taxes accruing through the Closing Date, for all of the Affected Employees and is not subject to any claim for non-payment or non-performance of any of the foregoing; (ii) Seller is in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours with regard to its operations at the Business;
(iii) there is no unfair labor practice complaint against the Seller, with regard to its operations of the Business, pending before the National Labor Relations Board or any comparable state or local agency; (iv) as of the date of this Agreement, there is no labor strike, slowdown or stoppage pending or threatened against the Seller with regard to its operations of the Business; and
(v) no grievance which might have a Material Adverse Effect or material proceeding or claim alleging discriminatory practices is pending against the Seller, with regard to its operations of the Business.

            (f) Other than the post retirement health or life benefits provided
(i) under Retiree Health Benefits Trust and Plan established by the United Steel Workers of America and North Star Steel Company; (ii) under Labor Contracts at the St. Paul and Calvert City facilities; and (iii) to Affected Employees that are not represented by a labor union, no Employee Plan or other benefit arrangement provides post retirement health or life benefits to the Affected Employees, except as required by COBRA or similar state law.

      4.13  Intellectual Property.

            (a) Except as set forth on Schedule 4.13(a), (i) the Seller owns, or possesses legally enforceable rights to use, free and clear of all Encumbrances, other than Permitted Encumbrances, all Transferred Intellectual Property; (ii) to the Seller's Knowledge, no Person is authorized to use the Transferred Intellectual Property other than the Seller; (iii) the Seller has no licenses or sublicenses pursuant to which the Seller is authorized to use any Person's Intellectual Property in the Business (other than commercial software); and (iv) neither the execution and delivery of the transactions described in this Agreement or the Ancillary Agreements will give any Third Party the right or option to cause or declare a violation of a duty, right or obligation to such Person in connection with any Transferred Intellectual Property. To the Knowledge of the Seller, the Seller is not infringing or otherwise acting adversely to the right of any Third Party under or in respect to any patent, license, trademark, trade name, service mark, copyright or similar intangible right, and there is no claim for damages or any proceeding pending, or to the Knowledge of the Seller threatened against Seller, with respect thereto.

            (b) Except as set forth on Schedule 4.13(b), (i) no claim adverse to the interests of the Seller in the Transferred Intellectual Property is pending, or to the Seller's Knowledge, has been threatened; (ii) the Seller has not received notice or is otherwise aware of any infringement or other

                                                 September 9, 2004 (Steel Mills)

violation of its rights in any of the Transferred Intellectual Property; and
(iii) no litigation is pending wherein the Transferred Intellectual Property is alleged to infringe or violate the right of any other Person.

            (c) The Transferred Intellectual Property is all of the intellectual property owned by Seller necessary to carry out the Business as presently conducted except for the Excluded Assets.

      4.14 Environmental Matters. Except as set forth in Schedule 4.14 or in the materials identified in Schedule 4.14:

            (a) To the Knowledge of the Seller, the Business and the Purchased Assets are in material compliance with all Environmental Laws including, without limitation, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any plan, order, decree, permit, judgment or injunction, promulgated or approved thereunder or in a cleanup, compliance or remediation plan to which Seller has agreed..

            (b) The Seller has made available to the Buyer copies of all environmental studies and reports in its possession pertaining to the Business and the Purchased Assets.

            (c) To the Knowledge of the Seller there are no Environmental Claims pending or threatened with respect to the Business or the Purchased Assets.

            (d) Seller has not released, placed, stored, buried or dumped any Hazardous Material on the Real Property, or any other property wherever located, in form or quantities so as to create any liability under any Environmental Law, and to the Knowledge of Seller, no other Person has released, placed, stored, buried or dumped any Hazardous Materials on the Real Property in such form or quantities so as to create any liability under any Environmental Law.

            (e) To the Knowledge of the Seller, no environmental cleanup has occurred on the Real Property that would reasonably be expected to result in the assertion or creation of a lien on Real Property by any Governmental Authority.

            (f) The Seller has not received any notice or order from any governmental agency, person or private or public entity advising it that it is responsible (or potentially responsible) for cleanup (or for paying the cost of cleanup) of any Hazardous Materials at any property that has received Hazardous Materials generated by Seller in connection with the operation of the Businesses and Purchased Assets prior to the Closing Date, and the Seller has not entered into any agreements concerning such cleanup.

            (g) The Seller has obtained and maintained in full force and effect to the date hereof all Permits that are required for the normal use and operation of the Businesses and Purchased Assets as currently operated. The Seller has materially complied with all such Permits and has not received any

                                                 September 9, 2004 (Steel Mills)

written notice that either (i) any such Permits will not be renewed upon expiration or (ii) any material adverse conditions will be imposed in order to receive any such renewal.

      4.15 Inventory. To the Knowledge of Seller and except as set forth in
Schedule 4.15, (a) all Inventory as of the Effective Time will be reflected on the books and records of the Business; (b) all Inventory reflected on the books and records of the Business is valued at the lower of cost or market value, consistent with past accounting practices; and (c) the Inventory as of the Effective Time will consist of items of Inventory reasonably useable or saleable in the ordinary course of the Business at a level that is reasonable under applicable conditions of the Business in light of past practices, except for customary amounts of raw materials that cannot be incorporated into finished products and items of obsolete materials and materials of below-standard quality that have been written off or written down to the Seller's best estimate of net realizable value.

      4.16 Purchased Assets Complete. The Purchased Assets constitute all of the material assets used by Seller in the conduct of the Business.

      4.17 Recent Developments. Except as set forth on Schedule 4.17, since April 30, 2004, to the Knowledge of the Seller there has not been and no fact or condition otherwise exists, which would be reasonably expected to cause any change which would have a Material Adverse Effect, other than changes in the ordinary course of business the effect of which, individually or in the aggregate, do not have a Material Adverse Effect.

      4.18 Leased Real Property. Except as set forth in Schedule 4.6(b), each Contract constituting a lease of Leased Real Property listed on Schedule 2.1(h) is in full force and effect. The Seller has performed in all material respects all obligations on its part to be performed to date under said leases and is current with respect to the payment of all rents and other charges due thereunder and its use and occupancy of the demised premises which are the subject matter of such leases does not violate any of the material terms of such leases, is in material conformity with all applicable Law and is not violative of the conditions of any of the Seller's policies of insurance. Except as set forth in Schedule 4.6(b), to Seller's Knowledge, no lessor or landlord under any lease is in default in the performance of its obligations thereunder and the Seller has not received notice from any such lessor or landlord of its intention to exercise any option thereunder which would terminate the Seller's use or occupancy of the demised premises under such lease.

      4.19 Tangible Assets. To the Knowledge of Seller, all machinery, equipment, tools, furniture, leasehold improvements, trade fixtures, vehicles, structures, or any related capitalized items and other tangible property material to the operation of the Business are either included as part of the Purchased Assets or are leased by the Seller, and the Contract for such lease is part of the Purchased Assets. To the

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                                                 September 9, 2004 (Steel Mills)

Knowledge of Seller, the Tangible Assets are in suitable operating condition and repair, subject to normal wear and tear from normal use thereof except where the failure to be in such condition would not have a Material Adverse Effect.

      4.20 Warranties. Except as set forth on Schedule 4.20, (i) no material claims are pending or to the Seller's Knowledge threatened against the Seller for product liability with respect to products sold by the Seller which were manufactured at or shipped by the Business, (ii) the Seller has not received any written communications from or citations or decisions by any Governmental Authority that any product manufactured, marketed or distributed at any time by the Seller in connection with its operation of the Business ("Product") is defective or fails to meet any standards promulgated by any such Governmental Authority where such defect or failure can reasonably be expected to result in future claims against the Buyer and (iii) there has been no recall ordered by any such Governmental Authority with respect to any Product. To the Knowledge of the Seller, there is no (i) fact relating to any Product that is reasonably likely to impose upon the Seller or the Buyer a duty to recall any Product or a duty to warn customers of a defect in any Product, or (ii) latent or overt manufacturing or other material defect in any Product.

      4.21. Solvency.

            (a) The Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this section, "insolvent" means that the sum of the debts and other probable liabilities of the Seller exceeds the present fair saleable value of Seller's assets.

            (b) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) the Seller will be able to pay its liabilities as they become due in the usual course of its business; (ii) the Seller will have assets (calculated at fair market value) that exceed its liabilities; and (iii) taking into account all pending and threatened litigation, final judgments against the Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, the Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of the Seller. The cash available to the Seller immediately subsequent to the Closing, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

      4.22 Disclosure. To the Knowledge of the Seller, no representation or warranty of the Seller contained in this Agreement and in the schedules to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements and facts contained in this

                                                 September 9, 2004 (Steel Mills)

Agreement and the schedules to this Agreement, in light of the circumstances under which they are made, not false or misleading.

      4.23 Accounts Receivable. The Accounts Receivable reflected on the Business Financial Statements are, and the Accounts Receivable that will be reflected on the Statement of Working Capital will be valid and collectible using commercially reasonable collection practices, subject to normal market write-offs for bad debt consistent with past practices of the Business. All of those Accounts Receivable arose in the ordinary course of the Business and none is subject to any Encumbrance (other than Permitted Encumbrances and claims, counterclaims, facts or defenses arising in the ordinary course).

      4.24 Disclaimer.

            (a) EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES BY THE SELLER IN THIS AGREEMENT AND THE SELLER IN THE ANCILLARY AGREEMENTS, THE SELLER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE. In particular, the Seller disclaims any representation or warranty with respect to any information concerning the Business, the Seller or any of its Affiliates not expressly represented and warranted to in this Agreement or the Ancillary Agreements, including, without limitation, (i) the information set forth in any information memoranda distributed by the Seller, CIBC World Markets or Merrill Lynch & Co., Inc., with respect to the Seller and the Business; (ii) except as expressly set forth in Section 4.5, the Business Financial Statements or any other financial projection or forecast relating to the Seller or the Business;
(iii) the information included in the data room established by the Seller or otherwise delivered to the Buyer or its representatives; and (iv) all verbal or written communications by the Seller, employees thereof, or its representatives (including, without limitation, CIBC World Markets or Merrill Lynch Co., Inc.). The Buyer shall have no claim against the Seller, and the Seller shall have no liability to the Buyer, with respect to any such disclaimed information.

            (b) EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS, WARRANTIES AND COVENANTS IN THIS AGREEMENT, THE BUYER IS ACQUIRING THE PURCHASED ASSETS ON AN "AS IS, WHERE IS" BASIS OTHER THAN FOR MANUFACTURERS' WARRANTIES, IF ANY, INCLUDED IN THE PURCHASED ASSETS.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

      The Buyer represents and warrants as of the date hereof and as of the Closing Date:

                                                 September 9, 2004 (Steel Mills)

      5.1 Existence and Good Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Florida. The Buyer is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the assets owned, leased or operated by the Buyer or the conduct of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Buyer.

      5.2 Due Authorization. The Buyer has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly all authorized by necessary corporate action on the part of the Buyer, and no other corporate actions or proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance by the Buyer of this Agreement and by the Buyer of the Ancillary Agreements to which it is a party or the transactions contemplated hereby and thereby. The Buyer has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Closing shall duly and validly execute and deliver) the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof (assuming due execution and delivery thereof by all other parties thereto) the Ancillary Agreements to which the Buyer is a party shall constitute, legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect creditors' rights generally; or (b) principles of equity including legal or equitable limitations on the availability of specific remedies.

      5.3 Consents. Except as set forth on Schedule 5.3, no Consent of any Person not a party to this Agreement or any Governmental Authority (other than in connection with Permits) is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Buyer, or the consummation of the transactions contemplated hereby or thereby.

      5.4 Absence of Conflicts. Neither the execution and delivery of this Agreement nor any of the Ancillary Agreements to which the Buyer is a party nor the consummation of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time), violate, conflict with, or result in a breach of (a) the charter, by-laws or other organizational documents of the Buyer or any resolution adopted by the board of directors or shareholders of the Buyer; (b) any judgment, decree or order of any Governmental Authority to which the Buyer is subject or by which the Buyer is bound; or (c) any requirements of Laws applicable to the Buyer.

                                                 September 9, 2004 (Steel Mills)

      5.5 Litigation. Except as set forth on Schedule 5.5, there is no Litigation of any nature pending, asserted, or to the Knowledge of the Buyer, threatened against the Buyer by or before any Governmental Authority which would
(a) enjoin, restrict or prohibit the transfer of any of the Purchased Assets as contemplated by this Agreement; (b) prevent the Buyer from fulfilling all of its obligations set out in this Agreement or arising under this Agreement or any Ancillary Agreements; or (c) reasonably be expected to adversely affect the ability of the Buyer to consummate the transactions contemplated hereby.

      5.6 Brokers. The Buyer has not used any broker or finder in connection with the transactions contemplated hereby, and neither the Seller nor any of its Affiliates has or shall have any liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder's fee or other commission of any Person retained by the Buyer in connection with any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

      5.7. Sufficient Funds. The Buyer has and on the Closing Date will have, sufficient cash, lines of credit or other sources of unconditionally available funds to enable it to pay the Purchase Price and all fees and expenses in connection with the consummation of the transactions contemplated hereby, without any new debt or equity financing. The Buyer's obligations hereunder are not contingent upon procuring financing for the transaction contemplated by this Agreement.

                                   ARTICLE VI

                             COVENANTS OF THE SELLER

      The Seller hereby covenants with the Buyer as follows:

      6.1 Conduct of Business. Except as otherwise contemplated by this Agreement, and except as otherwise consented to by the Buyer (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Closing Date, the Seller shall conduct the Business in the usual and ordinary course and in material compliance with all Laws, and the Seller shall use commercially reasonable efforts consistent with the Seller's current business practices, to preserve the goodwill of the Business, including to preserve its current relationships with customers, suppliers, and employees of the Business, as well as others having business relations with the Business; provided, that nothing in this Section 6.1 shall require the Seller to make any capital expenditures, above and beyond routine maintenance and repair. The parties understand and acknowledge that the matters referred to in this Section 6.1 may be adversely affected by the public announcement of the transactions contemplated hereby, and any such adverse effect shall not be considered a breach of this covenant by the Seller.

      6.2 Negative Covenants Relating to Conduct of the Business. Except as otherwise contemplated by this Agreement, and except as consented to by the Buyer in writing (which consent shall

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                                                 September 9, 2004 (Steel Mills)

not be unreasonably withheld or delayed), the Seller shall not, from the date hereof until the Closing Date, with respect to the Business:

            (a) Enter into, terminate or amend in any material respect any Material Contract except in the ordinary course of business and except for such amendments to the Material Contracts, the effect of which could reasonably be expected to be advantageous to the Business;

            (b) Other than pursuant to this Agreement, sell, lease or dispose of any of the Purchased Assets except pursuant to existing Contracts or in the ordinary course of business; provided however that notwithstanding the foregoing clause, Seller shall not sell any fixed asset which is carried on the books of Seller with a net book value of more than $250,000.00, unless such fixed asset is replaced, prior to Closing, with a fixed asset of like kind and value;

            (c) Increase the rate of compensation of, or pay or agree to pay any benefit to the Affected Employees, except in the ordinary course of business or as may be required by the terms of any existing Employee Plan, agreement or arrangement;

            (d) Enter into, adopt or amend any Employee Plan, or employment or severance agreement affecting the Business, except in the ordinary course of business;

            (e) Take or omit to take any action as a result of which any representation or warranty of the Seller in Article IV would be rendered untrue or incorrect if such representation or warranty were made immediately following the taking or failure to take such action; or

            (f) Agree, whether in writing or otherwise, to do any of the foregoing.

      6.3 Disclosure Schedules. The Seller may amend or supplement any Schedules delivered in connection with this Agreement at any time prior to the Closing by giving notice to the Buyer in accordance with the terms of this Agreement, and shall further be obligated to promptly amend or supplement any Schedule prior to Closing that the Seller reasonably believes to be incorrect. All such amendments or supplements will be effective to cure or correct, for all purposes, any breach of any representations or warranties of the Seller which would have existed if the Seller had not made such update, so long as such update does not have a Material Adverse Effect. In the event such amendment of supplement would have a Material Adverse Effect, the Buyer's sole remedy is to terminate this Agreement, whereupon neither party shall have any liability to the other, and this Agreement and all Ancillary Agreements shall be null and void, and of no further force or effect except as provided in Section 12.2 below. In the event that the Buyer consummates the Closing with such amended or supplemented Schedule, then such amendment or supplement shall be deemed to have been satisfactory to the Buyer. All references to any Schedule which is updated pursuant to this Section 6.3 shall for all purposes, be deemed to be a reference to such Schedules as updated.

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                                                 September 9, 2004 (Steel Mills)

      6.4 Notice of Events. Prior to the Closing, the Seller shall promptly notify the Buyer of (i) any event, occurrence, transaction or other item which would have been required to have been disclosed on any Schedule hereunder, had such event, occurrence, transaction or item existed on the date hereof, other than items arising in the ordinary course of business which would not render any representation or warranty of the Seller false or incorrect, and (ii) any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against the Seller or any officer, director, employee, consultant, agent or shareholder of the Seller with respect to the affairs of the Seller relating to the Business.

      6.5 Payment of the Excluded Obligations. The Seller covenants to pay, fulfill, perform, and discharge as and when the same are due, all indebtedness, payables, duties and obligations arising from the Excluded Obligations.

      6.6 Repurchase of Uncollected Accounts Receivable. One hundred twenty
(120) days after the Closing Date, the Buyer will sell, transfer, assign, and deliver to the Seller, without recourse or warranty, all Uncollected Accounts Receivable. Payment for the Uncollected Accounts Receivable will be made by Seller to Buyer by wire transfer of immediately available funds within ten (10) Business Days following Seller's receipt of the repurchase documents from Buyer. In determining whether a payment has been made to a particular Account Receivable or otherwise to a receivable owed to the Buyer subsequent to the Closing Date, the information on the remittance advice, payment voucher or otherwise reflected on the payment shall control. In the event of a lack of such information, then payments shall be applied to the oldest Account Receivable.

                                  ARTICLE VII

                     COVENANTS OF THE BUYER AND THE SELLER

      7.1 HSR Act Notification: Other Consents.

            (a) Each of the Buyer and the Seller shall cause to be filed as promptly as practicable with the Federal Trade Commission and the Department of Justice the notification and report form required for the transactions contemplated by this Agreement, the Ancillary Agreements and the agreements, documents and instruments contemplated herein and therein and shall use reasonable best efforts to provide any supplemental information that may be reasonably requested in connection therewith, which notification and report form and supplemental information shall comply with the requirements of the HSR Act (it being understood that the filing fee shall be borne by the Buyer).

            (b) The Seller shall make as promptly as practicable following the date hereof the other notifications required in connection with, and shall use commercially reasonable efforts to obtain the Consents of all Third Parties required in connection with the consummation of the transactions

                                                 September 9, 2004 (Steel Mills)

contemplated hereby. The Seller and the Buyer shall coordinate and cooperate with each other in exchanging information and assistance in connection with obtaining consents of Third Parties and making all filings or notifications necessary to transfer any Permits to the Buyer, or in connection with any applications for new Permits relating to the Business.

      7.2 Access to Information, Inspections, Environmental Due Diligence.

            (a) During the period from the date of this Agreement through the Closing Date, the Seller shall give the Buyer and its authorized representatives, including, without limitation, environmental and real estate professionals, reasonable access during regular business hours and upon reasonable notice, to all plants, offices, warehouses, facilities, employees and Books and Records of the Seller relating to the Business as they may reasonably request; provided, however, that Buyer shall give Seller at least two (2) days prior notice to access any facility. Notwithstanding and without limiting the foregoing, the Buyer shall not undertake any sampling or testing, including without limitation intrusive soil or groundwater testing without the Seller's approval, which approval shall not be unreasonably withheld, denied or conditioned. A Seller's representative shall be present at all site visits and inspections and the Buyer's representative shall, at all times, while on the premises of the Seller, comply with all directions and requests related to safety, security and confidentiality. The Buyer shall indemnify the Seller for any Losses directly caused by the Buyer's access and inspections pursuant to this Section.

            (b) The Buyer shall have the right to cause to be performed, at the Buyer's expense, Phase I Environmental Site Assessments of the Business and Purchased Assets, as deemed necessary in the sole discretion of the Buyer (collectively the "Environmental Audits") to determine whether any portion of the Businesses or Purchased Assets are affected by a material environmental condition.

            (c) The Buyer shall, at and after the Closing Date afford promptly to the Seller and its respective agents reasonable access during normal business hours, upon reasonable notice, to the properties, employees and Books and Records of the Business, to the extent reasonably necessary to permit the Seller to determine any matter relating to or arising during any period ending on or before the Closing Date. The Seller shall indemnify the Buyer for any Losses directly caused by the Seller's access pursuant to this Section. If the Buyer proposes to destroy or otherwise dispose of any records relating to the Business, other than in the ordinary course of business, consistent with its written document retention policy, the Buyer shall first notify the Seller in writing, and afford the Seller the opportunity, for a period of at least ninety
(90) days following the date of such notice, to take custody of such records or make extracts therefrom or copies thereof.

      7.3 Post-Closing Environmental Matters. From and after the Closing Date the Buyer will perform, at its expense, all Landfill Management Obligations in a timely manner. Pursuant to the terms of

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

                                                 September 9, 2004 (Steel Mills)

the closure permits heretofore issued therefore, the Buyer will monitor and maintain the St. Paul Landfills in compliance with said permits. Notwithstanding the foregoing, Seller will perform, at its expense, all such additional remediation as is necessary to discharge all Landfill Excluded Liabilities.

      7.4 Title Commitment and Survey.

            (a) As evidence of title to the Owned Real Property and the Leased Real Property, the Seller shall cause to be prepared and delivered to the Buyer, as soon as reasonably practicable, but in no case later than thirty (30) days after execution of this Agreement, and at the Seller's expense, a commitment from Chicago Title Insurance Company (the "Title Company") together with copies of all exception documents, to issue to the Buyer at Closing, an ALTA Form B owner's title insurance policy (for Owned Real Properties) and, at the Buyer's election, a leasehold title insurance policy (for Leased Real Properties). The Seller shall deliver to the Buyer, as soon as practicable, but in no case later than fifteen (15) days, after execution of this Agreement, any survey with respect to each Owned Real Property and Leased Real Property currently in the possession of the Seller or its Affiliates.

            (b) If the Title Commitment survey or other evidence of title discloses a title defect, (in the Buyer's judgment), exception to title or other Encumbrance, other than a Permitted Encumbrance or a matter contained on Schedules 4.6(a) or 7.4(c), the Buyer shall notify the Seller within ten (10) Business Days of receiving all of the title evidence requested by this Section. The Seller shall use reasonable efforts to cure each title objection shown as an exception to the Title Commitment prior to Closing; provided, however, that it shall not be obligated to expend money to do so (other than monetary Encumbrances which the Seller shall have an absolute obligation to cure at its expense); provided, however, that if the Seller fails or refuses to effect a cure reasonably satisfactory to the Buyer, then either Buyer or Seller shall have the right to terminate this Agreement without liability to the other. In addition, the Seller shall have an absolute obligation to cure any title defect, exception to title, or other Encumbrance occurring from the date of the Title Commitment to the Effective Time. The cost of such title insurance (including premiums) shall be borne by the Buyer.

            (c) Notwithstanding any contrary provisions herein, Seller and Buyer acknowledge certain items listed on Schedule 7.4(c) are in the process of being resolved by Seller. Seller will continue to make reasonable efforts to resolve these matters prior to the Closing Date. In furtherance but not in limitation of the foregoing, Seller and Buyer acknowledge the pending quiet title action being brought by NSS with respect to the Owned Real Property located in Duluth, Minnesota, styled North Star Steel, a Minnesota corporation vs. Andrew J. Ellis et. al., Court File Number C2-04-602209, in the District Court for Minnesota, Sixth Judicial District in the County of St. Louis (the "Quiet Title Action"). Seller shall cause NSS, at Seller's sole cost and expense to: (i) prior to the Closing, diligently prosecute the Quiet Title Action, including appeals in the event that a decision has been rendered not granting quiet title to

                                                 September 9, 2004 (Steel Mills)

NSS with respect to the Owned Real Property located in Duluth, Minnesota prior to the Closing, (ii) in the event that a final, non-appealable order has not been rendered prior to Closing, to take such steps as are necessary to substitute Buyer as the party plaintiff in the Quiet Title Action and thereafter to continue to diligently prosecute the Quiet Title Action in the name of Buyer until the first to occur of (A) a final non-appealable order is issued granting quiet title to Buyer with respect to the Owned Real Property located in Duluth, Minnesota or (B) a final, appellate decision has been rendered adverse to plaintiff in the Quiet Title Action denying the relief sought by plaintiff in the Quiet Title Action. In addition, should Seller be unable to quiet title with respect to the Owned Real Property located in Duluth, Minnesota, pursuant to the Quiet Title Action, Seller shall defend, indemnify and hold Buyer harmless from and against any and all Losses, including diminution of value, incurred or suffered by Buyer, its successors and assigns to the extent proximately related to any adverse title claim brought with respect to the Owned Real Property located in Duluth, Minnesota. The obligations of Seller under this Section 7.4(c) shall be considered a matter of indemnity under Article XIII below.

      7.5 Motor Vehicles. The Seller shall take all actions and prepare all documents necessary to effect the transfer to the Buyer of all motor vehicle licenses and registrations pertaining to automobiles, trucks and other motor vehicles of whatever kind comprising the Tangible Assets, in compliance with Law. All transfer taxes related to the sale of motor vehicles in connection with the consummation of the transactions contemplated hereby shall be borne by the Buyer.

      7.6 Tax Matters.

            (a) With respect to ad valorem and similar Taxes relating to the Purchased Assets or any portion of them, the Seller shall pay and be responsible for all such Taxes for the taxable years 2003 and earlier taxable periods. The Buyer shall pay and be responsible for all payments of such Taxes for the all such Taxes for taxable years after 2004. All payments of such Taxes for the taxable year 2004 (including installments) shall be prorated between Seller and Buyer as of the Closing Date and included in the Purchase Price adjustments pursuant to Section 3.2.

            (b) The Seller shall promptly deliver to the Buyer any and all notices, tax bills, tax statements, orders, or other similar documents or communications received by the Seller or any of its Affiliates and relating to ad valorem or similar Taxes affecting all or any portion of the Purchased Assets.

            (c) The Buyer shall promptly notify the Seller in writing upon receipt by the Buyer or any of Buyer's Affiliates, of notice of any pending or threatened Tax liabilities which relate to the Seller for the period prior to the Effective Time. The Seller shall have the sole right to control any Tax audit or administrative or court proceeding with respect to such Tax liabilities that are not part of the Assumed Obligations, and the Buyer agrees that it will cooperate fully with the Seller and its counsel (at

                                                 September 9, 2004 (Steel Mills)

the sole cost of the Seller) in the defense against or compromise of any claim in any said proceeding. After the Closing Date, the Buyer shall make available to the Seller such records as the Seller may reasonably require for the preparation of any Tax Returns, and the preparation and defense of any audit or administrative or court proceeding. All refunds of Taxes paid by the Seller that are attributable to periods prior to the Effective Time shall be for the account of the Seller, unless the liability for such Tax was a liability which was part of the Assumed Obligations, in which case the refund shall be for the account of the Buyer. Unless the Tax was part of the Assumed Obligations, the Buyer (at the expense of the Seller) shall take such actions as reasonably requested by the Seller to obtain such refunds and shall deliver to the Seller any such refunds promptly upon receipt thereof. All refunds of Taxes paid by the Buyer or its Affiliates attributable to the period from and after the Effective Time shall be for the Account of the Buyer.

            (d) The Buyer shall not revoke any Tax election previously made by the Seller nor make any new Tax election that changes the Seller's Tax results for periods prior to the Effective Time, without securing the Seller's prior written consent, which consent shall not be unreasonably withheld.

            (e) The parties shall pay any documentary stamps or other forms of transfer taxes, including deed taxes or documentary stamps levied on this transaction in accordance with the laws and customs of each applicable jurisdiction.

      7.7 Bulk Sales Compliance. The Buyer and the Seller waive compliance with the provisions of any applicable statutes relating to bulk transfers or bulk sales. The Buyer and the Seller mutually agree to cooperate in securing any available exemptions from any such provisions. Notwithstanding the foregoing, any liability assessed on the Buyer arising out of or relating to the Seller's failure to comply with applicable statutes relating to bulk, transfers or bulk sales shall be an indemnification obligation of the Seller pursuant to Section 13.2(a) below.

      7.8 Confidentiality.

            (a) Until Closing, Buyer shall continue to comply with and be subject to the terms of the Confidentiality Agreement; provided, however, the Confidentiality Agreement is hereby amended to the extent necessary to permit the Buyer to fulfill its obligations under Section 10.1 of this Agreement and as otherwise agreed on by the Buyer and the Seller in writing. The Confidentiality Agreement, as so amended, shall terminate as of the Closing Date.

            (b) Except as required by Law or on the advice of counsel, for a period of two (2) years after the Closing Date, the Seller shall and shall cause its officers, directors, Affiliates, employees, agents and representatives to hold in confidence and not disclose or use (i) any proprietary or other confidential and non-public information regarding the Buyer disclosed to the Seller in connection with the

                                                 September 9, 2004 (Steel Mills)

negotiation or preparation of this Agreement; (ii) the nature or resolution of any disputes arising hereunder after the Closing; and (iii) any proprietary or other confidential non-public information relating to the Purchased Assets of the Business; and provided, however, the confidential and non-public information shall not include any information publicly known through no fault of the Seller or its Affiliates or disclosures made in connection with the consummation of the transaction, or the management and resolution of any Excluded Assets, Excluded Obligations, or Excluded Businesses.

            (c) Except as required by Law or on the advice of counsel, for a period of two (2) years after the Closing Date, the Buyer shall, and shall cause its respective officers, directors, Affiliates, employees, agents and representatives to hold in confidence and not disclose or use (i) any proprietary or other confidential and non-public information (excluding information relating to the Purchased Assets or the Business) regarding the Seller and any Affiliate of the Seller disclosed to Buyer in connection with the negotiation or preparation of this Agreement and (ii) the nature or resolution of any dispute arising under this Agreement after the Closing, provided, however, the confidential and non-public information shall not include any information publicly known through no fault of buyer of its Affiliates.

            (d) For a period of two (2) years after the Closing Date, the Buyer shall not solicit the employment of any Person who are employed in a management position with the Seller subsequent to the Closing Date (other than as otherwise agreed to by the Buyer and the Seller in writing), except that the foregoing shall not preclude Buyer from hiring any Person whose employment with the Seller has been terminated prior to any solicitation.

      7.9 Payments Received. After the Closing, the Seller and the Buyer shall hold and promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash), or other property that they may receive on or after the Closing which properly belongs to the other party, including any insurance proceeds, and shall account to the other for all such receipts.

      7.10 Satisfaction of Conditions and Further Assurances. Without limiting the generality or effect of any provision of Articles VIII and IX, prior to the Closing, each of the Parties shall use commercially reasonable efforts and act in good faith to satisfy promptly all conditions required by this Agreement to be satisfied by it in order to expedite the consummation of the transactions described in this Agreement. The Parties shall execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonable, necessary or desirable in order to consummate or implement expeditiously the transactions described in this Agreement, and any agreement, document or instrument described in this Agreement.

                                                 September 9, 2004 (Steel Mills)

      7.11 Seller Loans.

            (a) Buyer shall assume at Closing and shall timely make all payments and perform all other obligations due or to become due thereafter with respect to the Bonds, and with respect to the economic development loan in the amount of $1,000,000 from the State of Kentucky. Buyer agrees that it will redeem the Bonds in full on February 1, 2008, on which date they are first callable at par without premium or penalty.

            (b) Buyer acknowledges that NSST has agreed in connection with the issuance of the Bonds, among other things, not to take any action that would result in the loss of the exemption of interest on any Bonds from federal income taxation or otherwise violate its obligations under the Bonds. Buyer covenants and agrees with NSST that at Closing and thereafter, so long as the Bonds remain outstanding, Buyer (a) will not use or permit the Bond financed assets to be used as other than as qualified docks and wharves within the meaning of section 103(b)(4)(D) of the Internal Revenue Code of 1954, as amended, and (b) will not violate or contravene any written representation, warranty, covenant or other agreement or obligation of NSST with respect to the Bond obligations. Buyer shall indemnify and defend NSST for any breach of the foregoing covenant.

      7.12 CDSOA Claims.

            (a) Seller and Buyer are both among the recognized supporters of certain antidumping and countervailing duty proceedings on carbon and alloy steel wire rod ("wire rod") and carbon steel reinforcing bar ("rebar") and therefore, are "affected domestic producers" under the Continued Dumping and Subsidy Offset Act of 2000 ("CDSOA") with respect to the duties collected under the antidumping and countervailing duty orders. The parties recognize that by acquiring the wire rod- and rebar-related assets of Seller, Buyer's future claims under the CDSOA will be enhanced. Under the CDSOA, Customs distributes the antidumping and countervailing duties finally assessed during each of its fiscal years (October 1-September 30) to the "affected domestic producers" under each order. The amount of each company's claim is based upon its qualifying expenditures (as defined in the CDSOA and Customs' regulations thereunder) from the date of the entry of the order(s) through the end of the fiscal year, less any distributions of duties previously received ("Net Qualifying Expenditures").

            (b) Seller represents and warrants that in FY 2004, it filed CDSOA certifications claiming the Net Qualifying Expenditures for the various wire rod and rebar orders that are shown in Schedule 7.12 hereto. For purposes of future CDSOA certifications, Buyer shall assume Seller's FY 2004 Net Qualifying Expenditures, and Buyer's Qualifying Expenditures shall increase as it manufactures wire rod and rebar and incurs expenses at Seller's former facilities.

                                                 September 9, 2004 (Steel Mills)

            (c) Seller agrees to cooperate in Buyer's filing of applications for CDSOA distributions in FY 2005 and FY 2006 by (among other things) providing Buyer with copies of records substantiating its claimed Qualifying Expenditures in FY 2004, and Buyer agrees to file such applications unless it is prevented from doing so by repeal of the CDSOA or Buyer's ineligibility. Buyer represents and warrants that as of the date of this Agreement, it is aware of no grounds upon which its applications for CDSOA distributions in FY 2005 and FY 2006 might be denied. Without limiting the generality of the foregoing, Buyer specifically represents and warrants that neither it nor any company with which it is affiliated opposed any of the wire rod or rebar antidumping or countervailing duty orders.

            (d) The distributions ultimately paid to Buyer by Customs in FY 2005 and FY 2006 (and the expenses of pursuing the CDSOA claims) shall be shared by the parties based on their respective pro rata shares of the total Qualifying Expenditures claimed in the applications filed by Buyer. Each year, Buyer will wire transfer to Seller its pro rata share in immediately available funds.

      7.13 Inventory Valuation Procedures. The Seller and Buyer will value the Inventory pursuant to the procedures contained in Schedule 7.13 hereto.

                                  ARTICLE VIII

                CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

      The obligations of the Buyer to consummate the transactions contemplated hereby are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Buyer of the following conditions precedent on or before the Closing Date:

      8.1 Accuracy of Representations and Warranties. The representations and warranties of the Seller contained herein and in any certificate or other writing delivered by the Seller pursuant to this Agreement or the Ancillary Agreements shall be true, accurate and correct as of the date hereof and on and as of the Closing Date, as if made at and as of such date (unless any such representation or warranty refers specifically to a specified date, in which case such representation or warranty shall be true, accurate and correct on and as of such specified date) except for such inaccuracies which in the aggregate would not reasonably be expected to result in a Material Adverse Effect.

      8.2 Compliance with Agreements and Covenants. The Seller shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

      8.3 Hart-Scott-Rodino. All applicable waiting periods under the HSR Act and other applicable Laws shall have expired or been terminated without action by the Justice Department or the

                                                 September 9, 2004 (Steel Mills)

Federal Trade Commission to prevent the consummation of the transaction described in this Agreement and the Ancillary Agreements.

      8.4 No Injunctions. There shall not be in effect any temporary restraining order, preliminary injunction, injunction or other pending or threatened action by any Third Party or any order of any court or Governmental Authority restraining or prohibiting the Closing of the transaction contemplated by this Agreement and the Ancillary Agreements.

      8.5 Title Insurance. The Buyer shall have received binding commitments to issue policies of title insurance consistent with Section 7.4, dated as of the Closing Date, in an aggregate amount equal to the portion of the Purchase Price allocated to the Real Property. The binding commitments shall insure the state of the title as shown on the Title Commitment together with the state of the title after the Seller has effected any cures requested by the Buyer pursuant to
Section 7.4.

      8.6 Deliveries. The Seller shall have made, or be prepared to make at the Closing, all of the deliveries set forth in Section 11.2.

      8.7 Guaranty of Cargill, Incorporated. Cargill, Incorporated has executed and is prepared to deliver to the Buyer a guaranty agreement in the form of Exhibit D hereto.

      8.8 Wire Facilities Acquisition. The Wire Facilities Acquisition shall close and the transactions contemplated thereby be consummated simultaneously with the Closing.

      8.9 Transition Services Agreement. The Transition Services Agreement shall be executed by Seller and delivered to Buyer.

                                   ARTICLE IX

                CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

      The obligations of the Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Seller of the following conditions precedent on or before the Closing Date:

      9.1 Accuracy of Representations and Warranties. The representations and warranties of the Buyer contained herein and in any certificate or other writing delivered by the Buyer pursuant to this Agreement or the Ancillary Agreements shall be true, accurate and correct in all material respects as of the date hereof and on and as of the Closing Date, as if made at and as of such date (unless any such representation or warranty refers specifically to a specified date, in which case such representation or warranty shall be true, accurate and correct in all material respects on and as of such specified date), except for such inaccuracies which in the aggregate would not be expected to result in a Material Adverse Effect.

                                                 September 9, 2004 (Steel Mills)

      9.2 Compliance with Agreements and Covenants.The Buyer shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

      9.3 Hart-Scott-Rodino. All applicable waiting periods under the HSR Act and other applicable Laws shall have expired or been terminated without action by the Justice Department or the Federal Trade Commission to prevent the consummation of the transaction described in this Agreement and the Ancillary Agreements .

      9.4 No Injunctions. There shall not be in effect any temporary restraining order, preliminary injunction, injunction or other pending or threatened action by any Third Party or any order of any court or Governmental Authority restraining or prohibiting the Closing of the transactions contemplated by this Agreement and the Ancillary Agreements.

      9.5 Deliveries. The Buyer shall have made, or be prepared to make at the Closing, all of the deliveries set forth in Section 11.3.

      9.6 Wire Facilities Acquisition. The Wire Facilities Acquisition shall close and the transactions contemplated thereby be consummated simultaneously with the Closing.

      9.7 Transition Services Agreement. The Transition Services Agreement shall be executed by Buyer and delivered to Seller.

                                    ARTICLE X

                           EMPLOYEES AND BENEFIT PLANS

      10.1 Offer of Employment.

            (a) Immediately prior to the Effective Time, the Seller shall terminate the employment of all of the Affected Employees.

            (b) On or before the Effective Time and after determining the number of employees the Buyer deems necessary to operate the Business or any unit thereof, the Buyer shall first offer employment to all or substantially all of the Affected Employees (including Affected Employees on vacation, temporary layoff, approved leave of absence, sick leave, family medical leave under the Family and Medical Leave Act, and short-term disability, but excluding, at the Buyer's option, Affected Employees on long-term disability under the Seller's long-term disability plan. With respect to the work performed by the Seller's collective bargaining units, the Buyer shall extend offers of employment only to Affected Employees of the Seller's collective bargaining units until the Buyer has a full complement of the employees the Buyer deems necessary or until the Buyer has extended offers of employment to all Affected Employees of the collective bargaining units, whichever occurs sooner.

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                                                 September 9, 2004 (Steel Mills)

            (c) The number of Affected Employees to whom the Buyer offers jobs under Article 10.1(b) will avoid any and all notifications, benefits, and liabilities to Affected Employees and governmental entities required by the Worker Adjustment and Retraining Notification Act of 1988 (WARN) or by any other applicable law relating to plant closings or employee separations or severance pay.

            (d) The Seller shall be responsible for payment of all severance pay (if any) due under the Seller's severance policies to Affected Employees who are not offered employment with the Buyer. The Buyer shall reimburse the Seller through a post-closing adjustment for all severance paid by the Seller to Affected Employees not offered employment with the Buyer.

            (e) Each of the Seller's Affected Employees who accept employment under Article 10.1(b) shall be referred to herein as a "Transferred Employee".

      10.2 Severance Benefits. Each Transferred Employee who is terminated by the Buyer "without cause" within six (6) months following the Closing Date (the "Severance Period") in accordance with the terms of the Buyer's written policies, as applicable, and other than as a result of the Transferred Employee's death, disability or voluntary retirement, shall be eligible for severance benefits from the Buyer. For the purposes of this Agreement, reductions in force and job elimination shall not constitute a "for cause" termination. Such Transferred Employee who is terminated "without cause" during the Severance Period will be entitled to receive from the Buyer the greater of
(i) severance pay as calculated under the applicable Labor Contract,(ii) if no Labor Contract applies, the Seller's severance policy or plan as in effect on the Closing Date (which benefits shall be paid in the form of salary continuation); or (iii) salary continuation at the rate in effect as of the effective date of such termination for the remainder of the Severance Period. Any Transferred Employee who is terminated "without cause" by the Buyer within the Severance Period, will be entitled to continued COBRA coverage under the Buyer's medical plans at employee premium rates, as applicable, during the Severance Period.

      10.3 Vacation. The Buyer will continue to offer each Transferred Employee his or her vacation days that the Seller has granted to the Affected Employee before the Closing Date in accordance with the Seller's vacation policy, but which the Affected Employee could not use before the Closing Date. The Seller shall credit to the Buyer through a post-closing adjustment the value of such earned but unused vacation time (the "Unused Vacation Amount") (less $900,000, and if the amount due by Seller for the Unused Vacation Amount is less than $900,000, Buyer shall pay Seller the difference between the amount due and $900,000) based on the Transferred Employee's wage or salary on the day before the Closing Date pursuant to any applicable Labor Contract or, if no such Labor Contract applies, the Seller's vacation pay policy in effect on the Closing Date. If a Transferred Employee is unable to use all of his or her earned but unused vacation days after the Closing Date, the Buyer shall pay the Transferred Employee

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                                                 September 9, 2004 (Steel Mills)

all of his or her earned but unused vacation pay in cash on the Transferred Employee's separation date from Buyer. The Buyer shall be responsible and liable for all vacation days and pay that each Transferred Employee accrues and earns under the Buyer's vacation policies or the applicable Labor Contracts after the Closing Date.

      10.4 Salaries and Benefits.

            (a) The Seller shall be responsible for the payment of all wages and other remuneration that Affected Employees have earned up until the Effective Time.

            (b) The Seller shall be liable for any claims made or incurred by Affected Employees and their beneficiaries up until the Effective Time under the Seller's Employee Plans, except as otherwise noted herein. For purposes of the immediately preceding sentence, a charge will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the charge are performed and, in the case of all other benefits when an event has occurred or when a condition has been diagnosed that entitled the employee to the benefit.

            (c) Except as otherwise noted herein, and except for any short or long term disability benefits which become due and owing as a result of any Transferred Employee's continuous, uninterrupted short or long-term disability condition, which is in effect as of the Effective Time, Employee Plan coverage of the Seller for Transferred Employees shall cease as of the Effective Time and coverage under the Buyer's plans for eligible Transferred Employees shall immediately commence, except that Buyer may elect (to the extent permitted by law and the applicable plan(s)) to have Seller continue its welfare benefit plan coverage for Transferred Employees through December 31, 2004. Buyer will provide Seller written notice of any such election to have Seller continue such coverage, at least 30 days prior to the Closing Date. If Buyer elects to have Seller continue such coverage, it shall reimburse Seller the full cost of such coverage for Transferred Employees, including external administrative services fees associated with said coverage. For purposes of such reimbursement, a charge will be deemed incurred, in the case of hospital, medical, or dental benefits, when the services that are the subject of the charge are performed and, in the case of all other benefits when an event has occurred or when a condition has been diagnosed that entitles the employee to the benefit. The Seller shall be solely responsible for any continuation coverage required by COBRA for those terminated employees of the Seller who are not Transferred Employees, and their qualified beneficiaries. The Buyer shall waive all pre-existing conditions and waiting periods for the Transferred Employees under all pension, 401(k), disability and employee health and welfare plans of the Buyer.

            (d) The Seller shall retain all assets in the pension and retirement funds of the Seller, and shall distribute pension and retirement benefits which the Transferred Employees shall become

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                                                 September 9, 2004 (Steel Mills)

entitled to receive from the Seller in accordance with the applicable plan document and the Transferred Employees' elections, as applicable.

            (e) Effective as of the Closing Date, the Buyer shall give past service credit to all the Transferred Employees that are not included in any collective bargaining agreement for purposes of determining vesting, eligibility and benefit accruals under all employee benefit programs of the Buyer, with the sole exception of pension plan benefit accruals.

            (f) The Seller will retain all Incentive Savings Plan (401(k) plan) benefits held in the name of the Transferred Employees, if any, unless otherwise directed by a Transferred Employee or unless distribution is otherwise allowed or mandated pursuant to the plan document. The Buyer agrees to accept qualified direct and indirect rollovers from the Seller's Incentive Savings Plan. The Buyer shall cause to be accepted all loans or substitute comparable loans to Transferred Employees that are associated with any such rollovers from Seller's Incentive Savings Plan. Any administrative fees or charges associated with the rollovers shall be for the Buyer's account.

            (g) Retiree Health Coverage. The Buyer agrees to assume the Seller's responsibilities and obligations under the North Star Steel Retiree Health Benefits Trust and Associated Plan (the "VEBA")(including required contributions), which is intended to fund certain retiree health care benefits for select eligible retirees at the Wilton and Beaumont facilities represented by the United Steelworkers of America and their eligible dependents. Buyer releases Seller from any continuing obligations under this Trust and Plan as of the Effective Time, and for any participant claims incurred after the Effective Time. For purposes of the immediately preceding sentence, a charge will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the charge are performed. Seller shall make retiree health coverage available to Affected Employees who are not eligible for the VEBA but who are eligible to retire under Seller's applicable defined benefit pension plan as of the Effective Date, based upon the terms, conditions and restrictions stated in said Seller sponsored retiree plan as of the Affected Employee's actual date of retirement. Except as provided above and in Section
10.8 below, no other Affected Employee shall be eligible for Seller sponsored retiree health coverage.

            (h) Employee Loans. A list of outstanding employee loans held by the Seller is set forth on Schedule 10.4(h). The Buyer agrees to purchase from the Seller at Closing, any loans made to Transferred Employees that are outstanding on the Closing Date and to pay the Seller an amount equal to the principal balance on the loans plus any accrued interest up to that date.

            (i) Tuition Reimbursement. The Buyer shall be obligated to continue the Seller's tuition reimbursement program for any Transferred Employees for the duration of the academic term in

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                                                 September 9, 2004 (Steel Mills)

which the Closing occurs and to pay any tuition reimbursement for that term which is payable to the Transferred Employees on or after the Closing Date.

      10.5 No Transfer of Assets. Except as specifically described herein, no pension or other employee benefit plan assets held by the Seller shall be transferred to the Buyer.

      10.6 WARN Act Notification. In the event that any liability is incurred under any Laws relating to plant or facility closings as a result of this transaction, the Seller will be solely and exclusively responsible for all obligations and liabilities incurred under such laws relating to this transaction to the extent they result from events occurring as of or before the Effective Date. Except as provided in the preceding sentence, in the event that any liability is incurred under any Laws relating to plant or facility closings for any reason, including this transaction, the Buyer will be solely and exclusively responsible for all obligations and liabilities incurred under such laws.

      10.7 Employee Records. The Seller shall make available to the Buyer for review records which are located on the Business premises or in Seller's possession and which provide information regarding employees' names, dates of hire by the Seller, and salary histories for all Affected Employees who are considered by Buyer for employment with Buyer. The Seller shall not provide records pertaining to performance ratings and evaluations, disciplinary records and medical records ("Employee Records").

      10.8 Union Recognition and Labor Contracts. The Buyer recognizes the United Steel Workers of America as the collective bargaining representative of Affected Employees in the units that perform bargaining unit work for the Seller. The Buyer agrees to assume the Seller's Labor Contracts presently in place at the facilities, including the employment terms and conditions and expiration dates thereof, subject to the condition that Buyer must substitute for each Seller Employee Plan a Buyer plan which is substantially equivalent thereto because the Buyer cannot legally or practicably sponsor or offer such Seller's Employee Plans. Seller shall continue to be liable for any benefits, liabilities, or other obligations arising under such Labor Contracts prior to the Effective Time, or arising under such Labor Contracts at any time with respect to employees of Seller who retire or terminate employment prior to or as of the Effective Time.

      10.9 General Employment Provisions.

            (a) The Seller and the Buyer shall give any notices requested by Law and take whatever other actions with respect to the plans, programs and policies described in this Article as may be necessary to carry out the arrangements contemplated hereby.

            (b) The Seller and the Buyer shall each provide the other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in this Article.

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                                                 September 9, 2004 (Steel Mills)

            (c) If any of the arrangements described in this Article are determined by the IRS or other Governmental Authority to be prohibited by law, the Seller and the Buyer shall modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated herein in a manner not otherwise prohibited by Law.

                                   ARTICLE XI

                                     CLOSING

      11.1 Closing. The Closing shall take place at the Seller's offices in Minneapolis, Minnesota, at 9:00 a.m. on November 1, 2004 or, if all of the Closing conditions set forth in Articles VIII and IX have not been satisfied or waived as of such date, on the first date on which such conditions have been satisfied or properly waived (to the extent permitted by applicable Laws) pursuant to the terms of this Agreement, subject to the provisions of Section 12.1(b). The date on which the Closing occurs is referred to in this Agreement as the "Closing Date." The Closing shall be effective as of the Effective Time.

      11.2 Deliveries by the Seller. At or prior to the Closing, the Seller shall deliver to the Buyer the following, each dated the Closing Date and duly executed by the Seller:

            (a) One or more Assignment and Assumption Agreements, together with special warranty deeds for each parcel of Owned Real Property, Bills of Sale and other conveyance documents (collectively, the "Conveyance Documents") with respect to tangible property included in the Purchased Assets;

            (b) Certificates of title for all vehicles included in the Purchased Assets, duly endorsed for transfer to the Buyer.

            (c) Other instruments of transfer reasonably requested by the Buyer to evidence the transfer of the Purchased Assets to the Buyer and consummation of the transactions contemplated hereby, including assignments with respect to any Transferred Intellectual Property to be registered, recorded or filed with any Governmental Authority, in a form suitable for registration, recordation or filing with such Governmental Authority, in each case duly executed by the Seller;

            (d) A certificate, dated the Closing Date, of the Seller certifying as to the compliance by the Seller with Sections 8.1 and 8.2;

                  (i) A certificate of the Secretary of the Seller certifying resolutions of the board of directors of the Seller(or the executive committee thereof) approving and authorizing the execution, delivery and performance of this Agreement by the Seller and the Ancillary Agreements to which the Seller is a party and the consummation by the Seller of the transactions

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

                                                 September 9, 2004 (Steel Mills)

      contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of the Seller); and

                  (ii) A certificate of the Secretary of Cargill, Incorporated certifying resolutions of the board of directors of Cargill, Incorporated (or the executive committee thereof) approving and authorizing the execution, delivery and performance of the guaranty of Cargill, Incorporated in the form of Exhibit D hereto.

            (f) The Consents set forth on Schedule 4.3 and all Consents and waivers of any Governmental Authority or other Third Party that are otherwise required in connection with the execution and delivery of this Agreement or any Ancillary Agreement, the performance of the Seller of its obligations hereunder or thereunder, and the consummation of the transactions contemplated hereby and thereby, each of which shall be in form and substance reasonably satisfactory to the Buyer;

            (g) The Transition Services Agreement;

            (h) A certificate, in the form prescribed by Treasury regulations under Section 1445 of the Code, that the Seller is not a foreign Person within the meaning of Section 1445 of the Code;

            (i) The surveys and title insurance policies referenced in Section
7.3 in such amounts as the Seller and the Buyer shall agree insuring that (i) good and indefeasible fee simple title to the Owned Real Property is vested in the Buyer and containing no exceptions to title except Permitted Encumbrances, those listed in Schedules 4.6(b) and 7.4(c), and those to which the Buyer did not object in accordance with Section 7.4; and (ii) good and indefeasible leasehold estate to the Leased Real Property is vested in the Buyer;

            (j) Good standing certificates from the applicable Governmental Authority in Minnesota with regard to NSS and NSRC, and in Delaware with regard to NSSK and NSST, together with good standing certificates from the applicable Governmental Authority in Iowa with regard to the status of NSS and NSRC as foreign corporations, and in Kentucky with regard to NSSK as a foreign corporation.

            (k) Tax clearance certificates from the applicable Governmental Authorities in Minnesota and Iowa with regard to NSS and NSRC and from Kentucky with regard to NSSK;

            (l) An opinion of the Seller's counsel in the form of Exhibit E.

            (m) Releases from Third Parties who hold Encumbrances on any of the Purchased Assets (other than Permitted Encumbrances and items listed in Schedules 4.6(b) and 7.4(c));

            (n) A guaranty from Cargill, Incorporated, in the form of Exhibit D hereto;

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

                                                 September 9, 2004 (Steel Mills)

            (o) Such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

      11.3 Deliveries by the Buyer. At the Closing, the Buyer shall make the payment described in Section 3.1 and shall deliver to the Seller the following, each dated the Closing Date and duly executed by the Buyer:

            (a) One or more Assignment and Assumption Agreements, including without limitation, documents evidencing Buyer's assumption of Seller's obligations in connection with the Bonds and NSSK's Economic Development Finance Authority loan, in form reasonably satisfactory to the Seller;

            (b) A certificate dated the Closing Date, of the Buyer, certifying as to compliance by the Buyer with Sections 9.1 and 9.2;

            (c) A certificate of the Secretary of the Buyer certifying resolutions of the boards of directors of the Buyer approving and authorizing the execution delivery and performance of this Agreement by the Buyer and the Ancillary Agreements to which the Buyer is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of the Buyer);

            (d) The Transition Services Agreement;

            (e) All Consents and waivers of any Governmental Authority or other Third Party that are otherwise required in connection with the execution and delivery of this Agreement or any Ancillary Agreement, the performance of the Buyer of its obligations hereunder or thereunder, and the consummation of the transactions contemplated hereby and thereby, each of which shall be in form and substance reasonably satisfactory to the Seller;

            (f) Amounts payable to the Seller in connection with employee loans, pursuant to Section 10.4(h);

            (g) An opinion of the Buyer's counsel Smith, Gambrell & Russell, LLP in the form of Exhibit F; and

            (h) Such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

      11.4 Prorations as of the Closing Date; Closing Costs.

            (a) The Buyer and the Seller agree that the following items attributable to the Purchased Assets and the operation associated with the Purchased Assets shall be prorated as of the

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                                                 September 9, 2004 (Steel Mills)

Closing Date pursuant to the best information available to the Seller and the Buyer, with the Seller to be responsible for and to receive the benefit of the same for the period through the end of the day before the Closing Date, and the Buyer to be responsible for and to receive the benefit of the same on and after the day constituting the Closing Date.

                  (i)   real and personal property Taxes and assessments;

                  (ii) water, sewer and other similar types of Taxes and installments or special benefit assessments;

                  (iii) electric, gas, telephone and other utility charges; and

                  (iv) charges under maintenance, service and other Contracts and fees under licenses transferred to or assumed by Buyer.

Buyer and Seller shall use their best efforts to close Seller's accounts for utilities serving the Purchased Assets and to open Buyer's accounts for such utilities effective as of the Closing Date.

            (b) Closing costs for any lien releases shall be for Seller's account and paid for by Seller. Buyer shall pay to record the deeds. Any Closing fee charged by the Title Company to close this transaction shall be equally split between Buyer and Seller.

                                   ARTICLE XII

                                   TERMINATION

      12.1 Termination. This Agreement may be terminated at any time on or prior to the Closing:

            (a) By the mutual written agreement of the Seller and the Buyer;

            (b) By the Seller or the Buyer if the Closing shall not have taken place on or before January 31, 2005; provided, however, that the terminating party shall not have failed to fulfill any obligation under this Agreement or be in breach of any representation or warranty under this Agreement, which failure or breach was the cause of or resulted in the failure of the Closing to occur on or before such date;

            (c) By the Seller or the Buyer, if any court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

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                                                 September 9, 2004 (Steel Mills)

            (d) By the Seller or the Buyer, if prior to the Closing Date, the other party is in default or breach in any material respect of any representation, warranty, covenant, or agreement contained herein, and such default or breach shall not be cured within fifteen (15) Business Days after the date notice of such breach is delivered by the party claiming such default or breach to the party in default or breach; and

            (e) As otherwise provided in this Agreement.

      In the event of any termination pursuant to this Section 12.1 (other than pursuant to clause (a)), written notice setting forth the reasons therefore shall forthwith be given by the terminating party to the other party.

      12.2  Effect of Termination. If this Agreement is terminated pursuant to
Section 12.1, all obligations of the parties hereunder shall terminate, except for the obligations set forth in Articles XIII and XIV and Sections 7.8, 15.2, 15.9, 15.13 and 15.14 which shall survive the termination of this Agreement, and except that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

                                  ARTICLE XIII

                                  INDEMNIFICATION

            13.1 Survival; Remedy for Breach.

            (a) The representations and warranties contained in this Agreement shall survive, for limitation purposes only, until the eighteenth (18th) month anniversary of the Closing Date at which time they shall expire, except that the representations and warranties set forth in Section 4.14 shall survive the Closing for a period of ten (10) years thereafter, and any breach of the Seller's representations and warranties in Sections 4.1, 4.2, 4.6(a) and 4.8 shall survive for the applicable statutory period of limitations.

            (b) Any claim for any other breach of this Agreement (that is, other than a breach of the representations or warranties) or for breach of any Ancillary Agreement, shall survive until the eighteenth (18) month anniversary of the Closing Date except that any breach of the Seller's covenant in Section
7.3 shall survive the Closing for a period of fifteen (15) years thereafter, and any breach of the Seller's covenant in Section 7.4(c) shall survive for the applicable statutory period of limitations.

            (c) The indemnity obligations contained in this Agreement shall continue for the applicable period of survival set forth herein. The indemnity obligations contained in Section 13.2(a) shall survive until the eighteenth
(18th) month anniversary of the Closing Date at which time all indemnity obligations of the Seller shall expire; provided, however, that (i) the indemnity obligations contained in

                                       49
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                                                 September 9, 2004 (Steel Mills)

Sections 13.2(a)(i) and 13.2(a)(ii) shall survive so long as each underlying representation, warranty or covenant shall survive and (ii) the indemnity obligations contained in Section 13.2(a)(vii) shall survive for a period of five
(5) years after the Closing Date. The right of a party to make a claim for indemnification shall continue for the period of survival set forth herein; provided, however, that if a claim is timely made, the claiming party's right to seek indemnification and the other party's obligation to provide indemnification shall continue until the claim is resolved or abandoned.

      13.2 Indemnification by the Seller.

            (a) Subject to Sections 13.1, 13.2(b), and 13.2(c), the Seller agrees to indemnify, defend and hold harmless the Buyer, its Affiliates and their respective stockholders, officers, directors, employees, agents, representatives, successors and assigns (the "Buyer Group") from and against any and all Losses incurred or suffered by any of them arising out of or relating to any of the following:

                  (i) any breach of any representation or warranty made by the Seller in this Agreement or Ancillary Agreements;

                  (ii) any breach of or failure by the Seller to perform any covenant or obligation set forth or contemplated in this Agreement or the Ancillary Agreements;

                  (iii) the ownership or operation of the Excluded Assets or Excluded Businesses;

                  (iv) any Excluded Obligation;

                  (v) any Landfill Excluded Liability;

                  (vi) any product returns and product warranty claims relating to the Business and relating to sales occurring prior to the Effective Time to the extent that same cannot be satisfied by Buyer exchanging defective product for non-defective product on a 1:1 basis or by making refunds;

                  (vii) any indemnity obligations of Seller under Section 7.4(c); and

                  (viii) the operation of the Business by the Seller or the ownership of the Purchased Assets by the Seller before the Effective Time, other than Losses to the extent they are (a) based on matters identified on any schedules to this Agreement, (b) the subject of any representation, warranty or covenant or obligation made by the Seller in this Agreement or any Ancillary Agreement, or (c) based on the matters described in Sections 13.2(a)(iii) through 13.2(a)(vii);

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

                                                 September 9, 2004 (Steel Mills)

            (b) The liability of the Seller to provide indemnification pursuant to Section 13.2(a) shall be limited as follows: the Seller shall not be liable with respect to any matter referred to in Section 13.2(a) unless the total of the aggregate Losses thereunder, plus the aggregate Losses for which Cargill, Incorporated is liable under Section 13.2(a) of the Wire Facilities Purchase Agreement, exceeds Five Million and no/100s Dollars ($5,000,000.00) (the "Seller's Basket") in which event the Indemnified Person will be entitled to make a claim against the Seller to the full extent of such Losses in excess of the Seller's Basket. The Seller's and Cargill, Incorporated's combined aggregate liability under Section 13.2(a) of this Agreement and under Section 13.2(a) of the Wire Facilities Purchase Agreement shall not exceed the maximum aggregate amount of Twenty-Five Million and no/100s Dollars ($25,000,000.00) (the "Seller's Cap") for both this Agreement and the Wire Facilities Purchase Agreement. For purposes of determining whether the Seller's Basket has been "filled," the ENTIRE amount of the Loss shall be counted, and not just the portion that exceeds any applicable threshold of materiality or Material Adverse Effect. However, only amounts in excess of the Seller's Basket and actually received by the Buyer shall be counted in determining whether the Seller's Cap has been reached. Furthermore, Losses attributable to breaches of Sections 4.1 (Existence, Good Standing, Residency), 4.2 (Due Authorization), 4.6(a) (Title), and 4.8 (Taxes) shall not be subject to either the Seller's Basket or the Seller's Cap, and Losses attributable to claims described in Sections 13.2(a)(v) and 13.2(a)(vii) shall not be subject to Seller's Basket.

            (c) The amount for which the Seller or Cargill, Incorporated shall be liable with respect to any Loss pursuant to Section 13.2(a) of this Agreement or pursuant to Section 13.2(a) of the Wire Facilities Purchase Agreement shall be reduced to the extent that the Buyer or any other member of the Buyer Group shall theretofore have realized any net proceeds recovered from Third Parties (other than insurers) with respect to such Loss. If the Buyer or any other Person entitled to indemnity under this Section 13.2(a) shall have received from the Seller or shall have had paid by the Seller on its behalf an indemnity payment with respect to a Loss and shall subsequently receive, directly or indirectly, such proceeds, then the Buyer shall promptly pay to the Seller the net amount of such proceeds or, if less, the amount of such indemnity payment. The Buyer shall have no obligation to take any action to file claims under applicable policies to recover insurance proceeds that may be due to the Buyer or any other Person in order to mitigate the Seller's obligations hereunder.

      13.3 Indemnification by the Buyer.

            (a) Subject to Section 13.1 and 13.3(b) the Buyer agrees to indemnify, defend and hold harmless the Seller, its Affiliates and their respective stockholders, officers, directors, employees, agents, representatives, successors and assigns (the "Seller Group"), from and against any and all Losses incurred or suffered by them arising out of any of the following:

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                                                 September 9, 2004 (Steel Mills)

                  (i) any breach of any representation or warranty made by the Buyer in this Agreement or the Ancillary Agreements;

                  (ii) any breach of or failure by the Buyer to perform any covenant or obligation set forth or contemplated in this Agreement or the Ancillary Agreements; and

                  (iii) any of the Assumed Obligations.

            (b) The liability of the Buyer to provide indemnification pursuant to Section 13.3(a) shall be limited as follows: the Buyer shall not be liable with respect to any matter referred to in Section 13.3(a) unless the total of the aggregate Losses thereunder, plus the aggregate Losses under Section 13.3(a) of the Wire Facilities Purchase Agreement, exceed Five Million and no/100 Dollars ($5,000.000.00) (the "Buyer's Basket") in which event the Indemnified Person will be entitled to make a claim against the Buyer to the full extent of such Losses in excess of the Buyer's Basket. The Buyer's combined aggregate liability under Section 13.3(a) of this Agreement and under Section 13.3(a) of the Wire Facilities Purchase Agreement shall not exceed the maximum aggregate amount of Twenty-Five Million and no/100 Dollars ($25,000.000.00) (the "Buyer's Cap") for both this Agreement and the Wire Facilities Purchase Agreement. For purposes of determining whether the Buyer's Basket has been "filled," the ENTIRE amount of the Loss shall be counted, and not just the portion that exceeds any applicable threshold of materiality or Material Adverse Effect. However, only amounts in excess of the Buyer's Basket and actually received by the Seller shall be counted in determining whether the Buyer's Cap has been reached. Furthermore, Losses attributable to breaches of Sections 5.1 (Existence and Good Standing), 5.2 (Due Authorization), 7.3 (Landfill Management Obligations), 7.11 (Seller Loans), and 7.12 (CDSOA Payments) shall not be subject to either the Buyer's Basket or the Buyer's Cap.

            (c) The amount for which the Buyer shall be liable with respect to any Loss pursuant to Section 13.3(a) of this Agreement or pursuant to Section 13.3(a) of the Wire Facilities Purchase Agreement shall be reduced to the extent that the Seller or any other member of the Seller Group shall theretofore have realized any net proceeds recovered from Third Parties (other than insurers) with respect to such Loss. If the Seller or any other Person entitled to indemnity under this Section 13.3(a) shall have received or shall have had paid on its behalf an indemnity payment with respect to a Loss and shall subsequently receive, directly or indirectly, such proceeds, then the Seller shall promptly pay to the Buyer the net amount of such proceeds or, if less, the amount of such indemnity payment. The Seller shall have no obligation to take any action to file claims under applicable policies to recover insurance proceeds that may be due to the Seller or any other Person in order to mitigate the Buyer's obligations hereunder.

      13.4 Claims. As soon as is reasonably practicable after becoming aware of a Third Party Claim with respect to which indemnity may be claimed pursuant to the terms of this Agreement, the

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                                                 September 9, 2004 (Steel Mills)

Indemnified Person shall promptly give notice to the Indemnifying Person of such claim or the commencement of any such Third Party Claim; provided, however, that the failure of the Indemnified Person to give notice shall not relieve the Indemnifying Person of its obligations under this Article XIII except to the extent (if any) that the Indemnifying Person shall have been actually prejudiced thereby.

      13.5 Assumption of Defense. The Indemnifying Person may, at its own expense assume control of the defense of any Third Party Claim and upon written acknowledgement to the Indemnified Person that the Indemnified Person is entitled to indemnification pursuant to Section 13.2 or 13.3, as applicable, for all Losses arising out of such Third Party Claim, at any time during the course of any such Third Party Claim. The right to assume the defense thereof; is conditioned upon the following: (a) the Indemnifying Person's counsel is reasonably satisfactory to the Indemnified Person, (b) the Indemnifying Person shall thereafter consult with and update the Indemnified Person upon the Indemnified Person's reasonable request for such consultation or update from time to time with respect to such Third Party Claim, and (c) the Third Party Claim involves only monetary damages and does not seek an injunction or other equitable relief or does not, in the good faith judgment of the Indemnified Person, involve a conflict of interest. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the obligation) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person; provided, however, that in the event (i) the Indemnified Person reasonably determines that a conflict of interest exists or (ii) the Indemnifying Person fails to actively and diligently conduct the defense of such Third Party Claim in the reasonable opinion of the Indemnified Person, then in either such event, the Indemnified Person may, upon prior written notice, hire separate counsel, at the Indemnifying Person's expense. Whether or not the Indemnifying Person chooses to defend or prosecute any such Third Party Claim, all of the parties hereto shall reasonably cooperate in the defense or prosecution thereof including but not limited to the provision of information, documents and testimony..

      13.6 Settlement or Compromise. Any settlement or compromise made or caused to be made by the Indemnified Person or the Indemnifying Person, as the case may be, of any such Third Party Claim shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that (a) subject to Section 13.7 hereof, no obligation, restriction, course of conduct or Loss shall be imposed on the Indemnified Person or the Business, as the case may be, as a result of such settlement without the prior written consent of such Indemnified Person; and (b) the Indemnifying Person shall not enter into any such settlement or compromise without obtaining a duly executed unconditional release of the Indemnified Person from all liability in respect of such Third Party Claim. The Indemnified Person or the Indemnifying Person, as the

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                                                 September 9, 2004 (Steel Mills)

case may be, shall give the other party hereto at least ten (10) days' prior written notice of any proposed settlement or compromise of any Third Party Claim it is defending, during which time such other party may reject such proposed settlement or compromise. In the event of rejection, such other party shall be obligated to assume the defense of, and full and complete liability and responsibility for, such Third Party Claim and any and all Losses in connection therewith in excess of the amount of Losses which the Indemnified Person would have been obligated to pay under the proposed settlement or compromise. The foregoing sentence shall not apply if the basis for the rejection was that the proposed settlement or compromise contained provisions creating non-cash obligations or restrictions, or imposed limitations on the Indemnified Person's future course of conduct, or otherwise imposed an injunction upon the Indemnified Person.

      13.7 Failure of Indemnifying Person to Act. In the event that the Indemnifying Person does not elect to assume the defense of any Third Party Claim, then (a) the Indemnified Person shall (upon further notice to the Indemnifying Person) have the right to undertake the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Person, subject to the Indemnifying Person's election to assume the defense of such Third Party Claim at any time prior to settlement, compromise or final determination thereof; and (b) any failure of the Indemnified Person to defend or to participate in the defense of any such Third Party Claim or to cause the same to be done, shall not relieve the Indemnifying Person of its obligations hereunder.

      13.8 Direct Claims. The Indemnifying Person will have a period of thirty
(30) calendar days within which to respond in writing to any claim made in writing by an Indemnified Person on account of any Loss that does not result from a Third Party Claim (a "Direct Claim"). If the Indemnifying Person does not so respond within such thirty (30) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Person will be entitled to pursue such remedies as may be available to the Indemnified Person.

      13.9 Exclusive Remedy/Limitations. Except as provided in Section 15.17, the rights and remedies set forth in this Article XIII shall, from and after the Closing constitute the sole and exclusive rights and remedies of (a) the Seller Group against the Buyer or the Buyer Group; and (b) the Buyer Group against the Seller or the Seller Group, in each case with respect to the Purchased Assets, the Assumed Obligations, the Excluded Assets, the Excluded Obligations, the Business, this Agreement or the Ancillary Agreements. Each member of the Seller Group, on the one hand, and each member of the Buyer Group on the other hand, hereby waives, releases and agrees not to assert any other right, whether arising by statute, common law, equity or otherwise, including without limitation, contribution or cost recovery claims under Laws relating to the environment against the Seller, in connection therewith or

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                                                 September 9, 2004 (Steel Mills)

otherwise relating to the Purchased Assets, the Assumed Obligations, the Excluded Obligations, the Excluded Business, the Business, this Agreement or the Ancillary Agreements.

      13.10 Maintenance of Privilege. With respect to any Third-Party Claim subject to indemnification under this Article XIII, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) (i) the confidentiality of all information constituting Confidential Information pursuant to the Confidentiality Agreement and (ii) the attorney-client and work-product privileges. In connection therewith, each party agrees that: (a) it will use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (b) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

                                   ARTICLE XIV

                               DISPUTE RESOLUTION

      14.1 Mutual Dispute Resolution. Except as provided for in Section 3.2 of this Agreement, any dispute or difference arising out of or in connection with this Agreement or the formation of this Agreement (including, without limitation, any contested claim for indemnification pursuant to Article XIII above), shall be first submitted for resolution pursuant to the following procedure. First, a senior executive officer of each party will meet in person to resolve the dispute within ten (10) days after written notice of such dispute is provided to the other parties. If such executive officers are unable to resolve the dispute within five (5) days after their meeting, the Chief Executive Officers of each party shall promptly attempt to resolve the dispute. If the Chief Executive Officers are unable to resolve the dispute within thirty
(30) days following the original notice of such claim or dispute, then any Party may seek any remedy available.

                                   ARTICLE XV

                                  MISCELLANEOUS

      15.1 Disclosure Schedules. The inclusion of any matter on any schedule shall not constitute an admission by the Seller that such matter is material or would reasonably be expected to have a Material Adverse Effect. The Seller may update any schedules referred to in this Agreement prior to or at the Closing by giving notice to the Buyer in accordance with the terms of this Agreement. Matters disclosed by the Seller to the Buyer pursuant to any Section of this Agreement shall be deemed to be disclosed with respect to all Sections of this Agreement.

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                                                 September 9, 2004 (Steel Mills)

      15.2 Expenses. Except as otherwise provided herein, each party hereto shall bear its own expenses with respect to the transactions contemplated hereby.

      15.3 Amendment. This Agreement may only be amended, modified or supplemented only by a writing signed by the Buyer and the Seller.

      15.4 Interpretation. The headings preceding the text of articles and sections included in this Agreement and the headings to schedules and exhibits attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The terms as set forth in this Agreement have been arrived at after mutual negotiation with the advice of counsel and, therefore, it is the intention of the parties that its terms may not be construed against any of the parties by reason of the fact that it was prepared by one of the parties.

      15.5 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (a) when received if given in person or by courier or a courier service; (b) on the date of transmission if sent by facsimile or other wire transmission (receipt confirmed); excluding electronic mail (c) on the date of acknowledged receipt if sent by electronic mail, provided that the sender has received a confirmation of receipt manually transmitted by the recipient of such notice (that is, an automatic computer-generated acknowledgment of receipt shall not suffice) or (d) five (5) Business Days after being deposited in the mail, certified or registered, postage prepaid:

      If to the Seller, addressed as follows:

      General Counsel
      Cargill Law Department
      P.O. Box 5624
      Minneapolis, Minnesota 55440-5624
      15615 McGinty Road West
      Wayzata, Minnesota 55391-2399
      Telephone No.: (952) 742-4771
      Facsimile No.: (952) 742-5764

      If to the Buyer, addressed as follows:

      Gerdau Ameristeel Corporation
      5100 West Lemon Street
      Suite 312
      Tampa, FL 33609
      Telephone No.: 813-207-2225
      Facsimile No.: 813-207-2251
      Attention: Phil Casey, Chief Executive Officer pcasey@gerdauameristeel.com

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                                                 September 9, 2004 (Steel Mills)

      with a copy to:

      Smith, Gambrell & Russell, LLP
      1230 Peachtree Street, NE
      Suite 3100, Promenade II
      Atlanta, GA 30309
      Telephone No.: 404-815-3632
      Facsimile No.: 404-685-6932
      Attention: Arthur Jay Schwartz, Esq.
      jschwartz@sgrlaw.com

or to such other individual or address or facsimile number as a party hereto may designate for itself by notice given as herein provided.

      15.6 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in anyone or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

      15.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective permitted successors and assigns; provided, however, that neither this Agreement, nor any Ancillary Agreements (except as may be expressly provided otherwise in any such Ancillary Agreement) nor any right or obligation hereunder or thereunder may be assigned by any party hereto other than to an Affiliate of such party without the prior written consent of the other party; provided further, that no such assignment shall relieve a party from its obligations under this Agreement or any Ancillary Agreement.

      15.8 No Third Party Beneficiaries. Except as otherwise expressly provided in Article XIII, this Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right, including without limitation, rights of any Affected Employee in respect of any right to contract or any right to employment or continued employment with the Buyer.

      15.9 Publicity. No public announcement or other publicity regarding the transactions referred to herein shall be made by the Buyer or the Seller or any of their respective Affiliates, officers, directors, employees, representatives or agents, without the prior written agreement of the Seller and the Buyer, respectively. Any announcement shall be agreed to by the parties as to form, content, timing and manner of distribution or publication. Nothing in this
Section 15.9 shall prevent such parties from discussing such transactions with those Persons whose Consent, approval, agreement or opinion, as the case may be,

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                                                 September 9, 2004 (Steel Mills)

is required for consummation of such transactions. Such parties shall exercise all reasonable efforts to assure that such Persons keep confidential any information relating to this Agreement or any agreement, document or instrument contemplated herein.

      15.10 Further Assurances. The Seller and the Buyer agree to cooperate fully with each other in connection with obtaining the satisfaction of the conditions set forth in Articles VIII and IX. The Seller and the Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonable, necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and any agreement, document or instrument contemplated herein. In the event that a Material Contract not otherwise set forth on one or more of the schedules referred to in Article II and transferred to the Buyer at Closing is identified by the Buyer or the Seller subsequent to Closing, such Material Contract shall be, at the request of the Buyer, deemed a Purchased Contract and the Seller agrees to comply with Section 2.2 with respect to such Material Contract.

      15.11 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

      15.12 Entire Understanding. This Agreement and the Ancillary Agreements set forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and thereby and supersede any and all prior agreements, arrangements and understandings among such parties relating to the subject matter hereof and thereof.

      15.13 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Minnesota without giving effect to the principles of conflicts of law thereof.

      15.14 Submission to Jurisdiction.

            (a) Each party hereto irrevocably agrees that the courts of the County of Cook, State of Illinois or the United States of America for the District of Illinois are to have jurisdiction to settle any claims, differences or disputes which may arise out of or in connection with this Agreement.

            (b) Each party hereto irrevocably waives any objection it may now or hereafter have to the laying of the venue of any proceedings in any court referred to in Section 15.14(a) and any claim that any proceedings brought in any such court have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any proceedings brought in a court of the State of Illinois or of the

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                                                 September 9, 2004 (Steel Mills)

United States of America for the District of Illinois shall be conclusive and binding upon the parties hereto and may be enforced in the courts of any other jurisdiction.

      15.15 Waiver of Jury Trial. The parties hereby waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any Ancillary Agreement, whether now existing or hereafter arising, and whether grounded in contract, tort, strict liability or otherwise. The parties agree that either of them may file a copy of this Section with any court as written evidence of the knowing, voluntary and bargained for agreement among the parties irrevocably to waive trial by jury and that any proceeding whatsoever between them relating to this Agreement or any of the contemplated transactions shall instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

      15.16 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same original instrument.

      15.17 Specific Performance. The parties hereto recognize that if the Seller refuses to perform under the provisions of this Agreement, monetary damages alone will not be adequate to compensate the Buyer for its injuries. The Buyer shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement.

      15.18 Passage of Title and Risk of Loss. Legal title, equitable title, and risk of loss in respect of the Purchased Assets will pass to the Buyer at the Closing, which transfer, once it has occurred, will be deemed effective for tax, accounting, and other computational purposes as of the Effective Time.

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

                                                 September 9, 2004 (Steel Mills)

      IN WITNESS WHEREOF, the parties hereto have executed and delivered this Asset Purchase and Sale Agreement as of the date first above written.

                                            NORTH STAR STEEL COMPANY

                                            By: <<Terry Forrest>>
                                                --------------------------------

                                            Name: Terry Forrest

                                            Title: Vice President and Controller

                                            NORTH STAR STEEL KENTUCKY, INC.

                                            By: <<Terry Forrest>>
                                                --------------------------------

                                            Name: Terry Forrest

                                            Title: Vice President and Controller

                                            NORTH STAR RECYCLING COMPANY

                                            By: <<Terry Forrest>>
                                                --------------------------------

                                            Name: Terry Forrest

                                            Title: Vice President and Controller

                                            NORTH STAR STEEL TEXAS, INC.

                                            By: <<Terry Forrest>>
                                                --------------------------------

                                            Name: Terry Forrest

                                            Title: Vice President and Controller

                                            GERDAU AMERISTEEL US INC.

                                            By: <<Phillip E. Casey>>
                                                --------------------------------

                                            Name: Phillip E. Casey

                                            Title: President

                                       60